


15008766

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Received SEC

FEB 01 2016

Washington, DC 20549

No Act
PE 2/1/15

February 1, 2016

Beverly L. O'Toole
The Goldman Sachs Group, Inc.
beverly.otoole@gs.com

Act: 1934
Section:
Rule: 14a-8 (i)(2)
Public
Availability: 2-1-16

Re: The Goldman Sachs Group, Inc.
Incoming letter dated December 13, 2015

Dear Ms. O'Toole:

This is in response to your letter dated December 13, 2015 concerning the shareholder proposal submitted to Goldman Sachs by Jing Zhao. We also have received a letter from the proponent dated December 20, 2015. Copies of all of the correspondence on which this response is based will be made available on our website at http://www.sec.gov/divisions/corpfin/cf-noaction/14a-8.shtml. For your reference, a brief discussion of the Division's informal procedures regarding shareholder proposals is also available at the same website address.

Sincerely,

Matt S. McNair
Senior Special Counsel

Enclosure

cc: Jing Zhao
*** FISMA & OMB Memorandum M-07-16 ***

February 1, 2016

Response of the Office of Chief Counsel
Division of Corporation Finance

Re: The Goldman Sachs Group, Inc.
Incoming letter dated December 13, 2015

The proposal recommends that the company reform its compensation committee to include outside experts from the general public, besides members of the board of directors.

There appears to be some basis for your view that Goldman Sachs may exclude the proposal under rule 14a-8(i)(2). We note that in the opinion of your counsel, implementation of the proposal would cause Goldman Sachs to violate state law. Accordingly, we will not recommend enforcement action to the Commission if Goldman Sachs omits the proposal from its proxy materials in reliance on rule 14a-8(i)(2). In reaching this position, we have not found it necessary to address the alternative bases for omission upon which Goldman Sachs relies.

Sincerely,

Christina M. Thomas
Attorney-Adviser

DIVISION OF CORPORATION FINANCE
INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matter under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholders proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.

*** FISMA & OMB Memorandum M-07-16 ***

December 20, 2015

Via email to: shareholderproposals@sec.gov
U.S. Securities and Exchange Commission
Division of Corporation Finance
Office of Chief Counsel
100 F Street, NE
Washington, DC 20549-2736

Re: Shareholder Proposal of Jing Zhao for Inclusion

in Goldman Sachs 2016 Proxy Statement

Ladies and Gentlemen:

It is not a surprise that Goldman Sachs (the Company) continues denying shareholders' right to recommend the Company's policy change, using three reasonless "reasons" for exclusion of my proposal, as shown in the Company's December 13, 2015 letter to the SEC. To help the Company's Board no to repeat the same reasonless mistakes in their predictable Opposition Statement against my proposal, I would like to rebut the Company letter briefly.

The only point of the letter to exclude my proposal is the first "reason": "because the Proposal, if implemented, would cause the Company to violate Delaware law." (Page 2) The other two "reasons" are based on the first "reason".

In 2013, the Company shareholders voted my proposal item 5: Shareholder Proposal Regarding Human Rights Committee, which includes the following sentences: "The board of directors is recommended, by resolution, in its discretion and consistent with applicable laws to: ...... (2) designate the members of the committee, including outside relevant human rights experts". Although English is my third language, it is commonly understood that "designate" means "select" or "appoint", thus "the committee, including outside ... experts". The Company's letter does not show that the relevant Delaware law has changed since 2013, therefore there is no reason to exclude my 2016 proposal with the same words of "recommend" and "include outside experts".

Furthermore, my 2016 proposal specifically states: "This is not intended to unnecessarily limit our Board's judgment in crafting the recommended reform (such as the qualification, number, function and term of outside experts) in accordance with applicable laws." In case there is a possible concern that the proposal "would cause the Company to violate Delaware law", the company can designate outside experts as consultant advisors.

In fact, the Company's letter already acknowledges that "the Proposal is somehow read consistent with Delaware law" (Page 4 note 1). I would suggest the Company hire another law firm to try to exclude my proposal based on the acknowledgement that my proposal is "consistent with Delaware law" and to explore how "the Proposal already has been substantially implemented" (Page 4 note 1) to exclude my proposal.

Shareholders should not be deprived of the right to vote on this important policy issue. Should you have any questions, please contact me at *** FISMA & OMB Memorandum M-07-16 ***

*** FISMA & OMB Memorandum M-07-16 ***

Respectfully,



Jing Zhao

Cc: Ms. O'Toole, Beverly L <Beverly.OToole@gs.com>
Ms. Greenberg, Jamie <Jamie.Greenberg@gs.com>

200 West Street | New York, New York 10282
Tel: 212-357-1584 | Fax: 212-428-9103 | e-mail: beverly.otoole@gs.com

Beverly L. O'Toole
Managing Director
Associate General Counsel

Goldman
Sachs

December 13, 2015

Via E-Mail to shareholderproposals@sec.gov

Securities and Exchange Commission
Division of Corporation Finance
Office of Chief Counsel
100 F Street, N.E.
Washington, D.C. 20549

Re: The Goldman Sachs Group, Inc.
Request to Omit Shareholder Proposal of Jing Zhao

Ladies and Gentlemen:

Pursuant to Rule 14a-8(j) under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), The Goldman Sachs Group, Inc., a Delaware corporation (the "Company"), hereby gives notice of its intention to omit from the proxy statement and form of proxy for the Company's 2016 Annual Meeting of Shareholders (together, the "2016 Proxy Materials") a shareholder proposal (including its supporting statement, the "Proposal") received from Jing Zhao (the "Proponent"). The full text of the Proposal and all other relevant correspondence with the Proponent are attached as Exhibit A.

The Company believes it may properly omit the Proposal from the 2016 Proxy Materials for the reasons discussed below. The Company respectfully requests confirmation that the staff of the Division of Corporation Finance (the "Staff") of the Securities and Exchange Commission (the "Commission") will not recommend enforcement action to the Commission if the Company excludes the Proposal from the 2016 Proxy Materials.

This letter, including the exhibits hereto, is being submitted electronically to the Staff at shareholderproposals@sec.gov. Pursuant to Rule 14a-8(j), we have filed this letter with the Commission no later than 80 calendar days before the Company intends to file its definitive 2016 Proxy Materials with the Commission. A copy of this letter is being sent simultaneously to the Proponent as notification of the Company's intention to omit the Proposal from the 2016 Proxy Materials.

I. The Proposal

On July 24, 2015, the Proponent submitted a shareholder proposal to the Company. Following a deficiency letter sent by the Company to the Proponent on July 30, 2015, the Proponent revised and submitted the Proposal to the Company on July 31, 2015. The resolution included in the Proposal, as revised and sent to the Company on July 31, 2015, reads as follows:

"*Resolved: shareholders recommend that The Goldman Sachs Group, Inc. (the firm) reform the Compensation Committee to include outside experts from the general public, besides members of the Board of Directors. This is not intended to unnecessarily limit our Board's judgement in crafting the recommended reform (such as the qualification, number, function and term of outside experts) in accordance with applicable laws.*"

The supporting statement included in the Proposal (the "Supporting Statement") is set forth in Exhibit A.

II. Reasons for Omission

The Company believes that the Proposal properly may be excluded from the 2016 Proxy Materials pursuant to:

- Rule 14a-8(i)(2), because the Proposal, if implemented, would cause the Company to violate Delaware law;
- Rule 14a-8(i)(1) and Rule 14a-8(i)(6), because, to the extent that its implementation would violate Delaware law, the Proposal is not a proper subject for shareholder action and the Company lacks the power and authority to implement the Proposal; and
- Rule 14a-8(i)(3), because the Proposal fails to define a key term, is inherently vague and indefinite, is subject to multiple interpretations and is in conflict with the Company's bylaws, such that shareholders voting on the Proposal would not know with any reasonable certainty exactly what actions or measures the Proposal requires.

A. The Proposal may be excluded under Rule 14a-8(i)(2) because its implementation would cause the Company to violate Delaware law.

Rule 14a-8(i)(2) permits a company to exclude a shareholder proposal from its proxy materials if "the proposal would, if implemented, cause the company to violate any state, federal or foreign law to which it is subject." The Company is a Delaware corporation subject to the Delaware General Corporation Law (the "DGCL"). As further discussed in the opinion of our Delaware counsel, Richards Layton & Finger, P.A., which is attached hereto as Exhibit B (the "RLF Opinion"), the implementation of the Proposal, if approved, would cause the Company to violate Delaware law.

Delaware law requires each committee of the board of directors "to consist of 1 or more of the directors of the corporation" and, accordingly, does not permit individuals who are not members of the board of directors to be members of a board committee. DGCL § 141(c)(2); *see also In re Medtronic, Inc. Derivative Litig.*, 68 F. Supp. 3d 1054, 1062 n.2 (D. Minn. 2014) ("Delaware law does not permit directors to appoint a committee that includes non-directors as members"). The Staff has previously concurred with the exclusion of shareholder proposals the implementation of which would violate the DGCL's requirements with respect to committee composition. *See Citigroup Inc.* (Feb. 18, 2009) (concurring with the exclusion of a proposal that would violate state law by authorizing the board's chairman alone to appoint members to a committee); *Bank of America Corp.* (Feb. 11, 2009) (same). The Proposal requests that the Company reform its Compensation Committee "to include outside experts from the general public, *besides* members of the Board of Directors." (emphasis added). Although the Proposal is vague and indefinite in a number of respects, as discussed in Section II(C) below, the Proposal is clear in asking that the Compensation Committee be reformed to include individuals who are not members of the Company's Board of Directors (the "Board"). Accordingly, implementing the Proposal would require the Compensation Committee to include individuals who are not members of the Board and thus directly conflict with DGCL § 141(c)(2). There is no way for the Company to implement the Proposal without violating the DGCL.

The purported precatory nature of the Proposal (in that the Proposal recommends the Board to take action) does not preclude its exclusion if the implementation of the Proposal would violate state law. The Staff has repeatedly permitted exclusions of precatory or advisory shareholder proposals pursuant to Rule 14a-8(i)(2) if the action called for in the proposal would violate state law. *See, e.g., Sigma Designs, Inc.* (June 9, 2015) (concurring with the exclusion of a proposal requesting the board initiate the process to amend the company's articles of incorporation in a manner that would violate state law); *Dominion Resources, Inc.* (Jan. 14, 2015) (concurring with the exclusion of a proposal requesting the board to appoint an expert independent director as violating state law).

We note that the Proposal requests that the reform be crafted "in accordance with applicable law." However, the Proposal cannot be crafted in accordance with applicable law because the main feature of the Proposal is to include "outside experts from the general public" on a Board committee. The "savings clause" cannot be utilized to resolve the conflict between the reform sought and the DGCL because board level committees cannot be comprised of members who are not also directors. *See, e.g., Abbott Laboratories* (Feb. 1, 2013) (concurring that the proposal could be excluded under 14a-8(i)(2) although the proposal called for changes "consistent with applicable laws"); *Citigroup Inc.* (Feb. 22, 2012) (concurring that the proposal could be excluded under 14a-8(i)(2) although the proposal included savings language, limiting application "to the fullest extent permissible under the General Corporation Law of the State of Delaware and other applicable laws").[1]

The Proposal, if implemented, would cause the Company to violate Delaware law and we respectfully request that the Staff concur that the Proposal may be excluded from the Company's proxy materials pursuant to Rule 14a-8(i)(2) under the Exchange Act.

B. The Proposal may be excluded pursuant to each of Rule 14a-8(i)(1) and Rule 14a-8(i)(6) because, to the extent that its implementation would violate Delaware law, it is not a proper subject for shareholder action and the Company lacks the power and authority to implement the Proposal.

1. The Proposal may be excluded pursuant to Rule 14a-8(i)(1).

---

1 To the extent the Proposal is somehow read consistent with Delaware law, the Proposal already has been substantially implemented through the Compensation Committee's retention of an expert independent compensation consultant. An alternative, and less intuitive, interpretation of the Proposal is to require including the advice of outside experts in carrying out the mandates of the Compensation Committee. To the extent the Proposal is read in this manner, the Company has substantially implemented it through the Compensation Committee's retention of an independent compensation consultant. The Board has recognized the value that an outside expert can bring to the Compensation Committee, and, accordingly, the Compensation Committee has memorialized in its charter that "[t]he [Compensation] Committee shall retain at least one compensation consulting firm that is independent and provides services solely to the [Compensation] Committee and not to the Company." Paragraph 11 of the Compensation Committee Charter, amended and restated as of March 2015, attached hereto as Exhibit C. In accordance with this mandate, the Compensation Committee has retained Semler Brossy to provide independent and expert advice and assess the Company's compensation program for certain employees, including executive officers. The Compensation Committee's practice of hiring an independent compensation consultant appears to address the Proposal's underlying concern and essential objective and thus substantially implements the Proposal, which would therefore be excludable under Rule 14a-8(i)(10).

Rule 14a-8(i)(1) permits a company to exclude a shareholder proposal "[i]f the proposal is not a proper subject for action by shareholders under the laws of the jurisdiction of the company's organization." As discussed above and in the RLF Opinion, implementation of the Proposal would cause the Company to violate the DGCL with respect to Board committee composition. As such, and as further discussed in the RLF Opinion, the Company believes that the Proposal necessarily is an improper subject for shareholder action under Delaware law and properly may be excluded from the 2016 Proxy Materials pursuant to Rule 14a-8(i)(1).

2. The Proposal may be excluded pursuant to Rule 14a-8(i)(6).

Rule 14a-8(i)(6) permits a company to exclude a shareholder proposal "[i]f the company would lack the power or authority to implement the proposal." The Company believes that this exclusion applies to the Proposal given the Company lacks the authority to implement a proposal that would violate the DGCL. The Staff has concurred on numerous occasions that a company may exclude a proposal pursuant to both Rule 14a-8(i)(2) and Rule 14a-8(i)(6) if the proposal's adoption would cause the company to violate state law. *See, e.g., RTI Biologics, Inc.* (Feb. 6, 2012); *NiSource Inc.* (Mar. 22, 2010). As discussed more fully above and in the RLF Opinion, including members on a board committee who are not members of the company's board is contrary to DGCL § 141(c)(2). Therefore, the Company lacks the power or authority under the DGCL to implement the Proposal.

C. The Proposal may be excluded in reliance on Rule 14a-8(i)(3) because it fails to define a key term, is inherently vague and indefinite, is subject to multiple interpretations and is in conflict with the Company's bylaws, such that shareholders voting on the Proposal would not know with any reasonable certainty exactly what actions or measures the Proposal requires.

Rule 14a-8(i)(3) permits the exclusion of a shareholder proposal "[i]f the proposal or supporting statement is contrary to any of the Commission's proxy rules, including Rule 14a-9, which prohibits materially false or misleading statements in proxy soliciting materials." As the Staff clarified in Staff Legal Bulletin No. 14B (Sept. 15, 2004), Rule 14a-8(i)(3) permits the exclusion of a shareholder proposal when "the resolution contained in the proposal is so inherently vague or indefinite that neither the stockholders voting on the proposal, nor the company in implementing the proposal (if adopted), would be able to determine with any reasonable certainty exactly what actions or measures the proposal requires." The Third Circuit also recently examined the standard for when a shareholder proposal is vague and indefinite such that it may be excluded from proxy materials. *Trinity Wall Street* v. *Wal-Mart Stores, Inc.*, 792

F.3d 323 (3d Cir. 2015). Judge Shwartz, in a portion of his opinion in which Judge Vanaskie joined, constituting a majority of the panel, deemed a proposal vague and indefinite such that it was excludable under Rule 14a-8(i)(3), noting that "the proposal does not inform shareholders of the breadth of the subject on which they would be asked to vote nor does it make clear what the Company would be required to do if it were adopted." 792 F.3d at 355.

The Proposal, including the Supporting Statement, is fundamentally unclear and contains statements that are vague and indefinite, such that shareholders voting on the Proposal would not be able to determine what actions or measures the Proposal requires. In particular, the Proposal fails to define the term "outside expert", a material element of the Proposal, is subject to multiple interpretations and is in conflict with the Company's bylaws, such that shareholders voting on the Proposal would not know with any reasonable certainty exactly what actions or measures the Proposal requires.

1. The Proposal is vague and indefinite because it fails to define a key element of the Proposal.

The Staff has concurred that a proposal is excludable under Rule 14a-8(i)(3) where a key term of the proposal is left undefined. *See, e.g., Morgan Stanley* (Mar. 12, 2013) (concurring that a proposal requesting the appointment of a committee to explore "extraordinary transactions" that could enhance stockholder value was vague and indefinite); *AT&T Inc.* (Feb. 16, 2010) (concurring in the exclusion of a proposal due to the vagueness of the term "grassroots lobbying communication"); *The Boeing Co.* (Feb. 5, 2010) (concurring with the exclusion of a proposal requesting the formation of a committee to ensure that the company acts in accordance with "the Universal Declaration of Human Rights").

The term "outside experts from the general public", a critical element of the Proposal, is not defined in the Proposal and the Supporting Statement does not clarify who such an "outside expert from the general public" might be. The Proponent offers a non-exhaustive list of groups that make up the general public in the Supporting Statement: "unions, academic society, independent think tanks and publicly elected officers." However, it is unclear whether the Supporting Statement is just describing the "general public" or whether these groups are provided as an attempt to define "outside experts from the general public". Even if the Proponent intended to define "outside experts" by reference to these groups (unions, academic society, independent think tanks and publicly elected officers), the Staff has concurred that a list of criteria does not suffice to define a key term in a proposal. *See, e.g., Cascade Financial Corp.* (Mar. 4, 2010) (concurring with the exclusion of a proposal requesting the board adopt a policy that the company eliminate all "non-essential expenditures" because the proposal was vague and indefinite when it did not define "non-essential expenditures" and instead offered a list of examples); *Bank of America Corp.* (Feb. 22, 2010) (concurring with the exclusion of a proposal that called for the creation of a board committee on "US Economic Security" because the proposal did not define the term "US Economic Security" and offered only an illustrative list of factors for the committee to review).

As such, shareholders, in voting on the Proposal, and the Board and the Company, in implementing it, would not be able with reasonable certainty to determine who these outside experts would be.

2. The Proposal is fundamentally unclear as to what it is requesting that the Board do, and is subject to multiple interpretations.

The Staff has concurred in allowing exclusion of proposals where the company and shareholders would not be able to determine what the proposal required. *See, e.g., The Goldman Sachs Group, Inc.* (Mar. 7, 2014) (concurring that a proposal relating to simple majority voting was vague and indefinite because neither shareholders nor the company would be able to determine with any reasonable certainty exactly what the proposal requires); *Altera Corp.* (Mar. 8, 2013) (concurring that a proposal was vague and indefinite because it did not define a key term or identify specific actions to be taken). The Staff has also concurred that a proposal is excludable under Rule 14a-8(i)(3) where a material provision of the proposal is drafted such that it is subject to multiple interpretations. For example, in *Comcast Corp.* (Mar. 6, 2014), the Staff concurred with the exclusion of a proposal requesting that the company's board adopt a policy because the proposal was vague and indefinite, noting in particular that "the proposal [did] not sufficiently explain when the requested policy would apply." *See also Fuqua Industries, Inc.* (Mar. 12, 1991) (permitting exclusion of a proposal where the meaning and application of terms and conditions in the proposal "would have to be made without guidance from the proposal and would be subject to differing interpretations").

The Proposal is vague and indefinite such that shareholders will not be able to determine what the Proposal requires. The Proposal requests that the Company "reform" the Compensation Committee to include new members, but leaves the "qualification, number, function and term of outside experts" up to the judgment of the Board. This creates uncertainty as to what a reformed Compensation Committee would do, how many members would be on it, whether existing members would be removed from it and the scope of the Committee's responsibilities and activities. As such, shareholders would not know the breadth of what they are being asked to vote on or what would be required if the Proposal was adopted.

3. The Proposal is vague and indefinite because it is in conflict with the Company's bylaws, such that shareholders would not know how the conflict would be resolved.

A proposal is excludable for vagueness if it does not address its apparent conflict with the Company's bylaws because shareholders and the Company would not know how the proposal would be implemented. *See USA Technologies, Inc.* (Feb. 14, 2013) (concurring that a proposal requesting the board adopt a policy that the chairman be an independent director was vague and indefinite when the company had an existing bylaw provision requiring the chairman to be the chief executive officer); *see also Staples, Inc.* (Apr. 13, 2012) (concurring that a proposal to amend the bylaws inconsistent with existing bylaws without addressing the conflict is vague and indefinite).

In the instant case, the Proposal is in direct conflict with Section 3.1 of the Company's Amended and Restated By-Laws. On the one hand, the Company's Amended and Restated By-Laws prescribe that the Board "may designate one or more committees, each committee to consist of one or more of the directors of the [Company]." *See* the Amended and Restated By-Laws of The Goldman Sachs Group, Inc., attached hereto as Exhibit D. On the other hand, the Proposal explicitly requests that the Company reform its Compensation Committee "to include outside experts from the general public, *besides* members of the Board of Directors" (emphasis added). The Proponent has failed to explain how the Proposal is to be interpreted consistent with the Company's bylaws.

For all of the foregoing reasons, the Company respectfully requests that the Staff concur that the Proposal may be excluded from the 2016 Proxy Materials as impermissibly vague and indefinite pursuant to Rule 14a-8(i)(3), contrary to Rule 14a-9.

* * *

Should you have any questions or if you would like any additional information regarding the foregoing, please do not hesitate to contact me (212-357-1584; Beverly.OToole@gs.com) or Jamie Greenberg (212-902-0254; Jamie.Greenberg@gs.com). Thank you for your attention to this matter.

Very truly yours,



Beverly L. O'Toole

Attachments

cc: Jing Zhao

Exhibit A

*** FISMA OMB Memorandum M-07-16 ***

July 31, 2015

John F. W. Rogers,
Secretary to the Board of Directors
Jamie Greenberg,
Vice President and Associate General Counsel
The Goldman Sachs Group, Inc.
200 West Street, New York
NY 10282
Via Email: Jamie.Greenberg@gs.com

Re: Shareholder Proposal on compensation Committee

Dear Mr. Rogers and Ms. Greenberg:

Thank you for your email letter dated July 30, 2015.

I do not agree to your saying "that the Submission contains more than one shareholder proposal" because I submitted only one proposal to reform the compensation committee. However, for the purpose to constructively include my proposal to the 2016 proxy statement, I simplified my proposal. Attached is the revised shareholder proposal.

After I sent my proposal on July 24, 2015 through certified mail and email, I noticed two typos:

1) The cover letter subject should be "Re: Shareholder Proposal on compensation Committee", not on Independent Chairman;
2) My ownership is "at least 20 shares", not "at least 30 shares". Attached is the revised shares ownership letter.

Should you have any questions, please contact me via email zhao.cpri@gmail.com.

Yours truly,



Jing Zhao

Enclosure: revised shareholder proposal
revised shares ownership letter

Cc: "O'Toole, Beverly L" Beverly.OToole@gs.com
"Hoghooghi, Ida" Ida.Hoghooghi@gs.com

Shareholder Proposal on Compensation Committee

Resolved: shareholders recommend that The Goldman Sachs Group, Inc. (the firm) reform the Compensation Committee to include outside experts from the general public, besides members of the Board of Directors. This is not intended to unnecessarily limit our Board's judgment in crafting the recommended reform (such as the qualification, number, function and term of outside experts) in accordance with applicable laws.

Supporting Statement

According to the firm's 2015 Annual Meeting of Shareholders Proxy Statement, in 2014 the Chairman and CEO's total compensation was $22,162,912; the President and COO's total compensation was $20,200,084; the CFO's total compensation was $20,177,797; the Chairman of Goldman Sachs Asia Pacific's total compensation was $24,225,462; the Co-CEO of Goldman Sachs International's total compensation was $21,061,873 (page 57); and the Compensation Committee "again retained Semler Brossy as its independent compensation consultant in 2014" (page 46). However, one single consulting firm cannot represent the general public, such as unions, the academic society, independent think tanks and publicly elected officers, to advise a reasonable, fair, just and ethical compensation policy responsive to America's general economy, such as unemployment, working hour and wage inequality.

As Thomas Piketty stated, "there is absolutely no doubt that the increase of inequality in the United States contributed to the nation's financial instability." (Capital in the Twenty-First Century, trans. Arthur Goldhammer. Cambridge: The Belknap Press of Harvard University Press, 2014. p.297) "Let me return now to the cause of rising inequality in the United States. The increase was largely the result of an unprecedented increase in wage inequality and in particular the emergence of extremely high remunerations at the summit of the wage hierarchy, particularly among top managers of large firms."(p.298) And, "the financial professions are about twice as common in the very high income groups as in the economy overall." (p.303) "Because it is objectively difficult to measure individual contributions to a firm's output, top managers found it relatively easy to persuade boards and stockholders that they were worth the money, especially since the members of compensation committees were often chosen in a rather incestuous manner." (p.510)

This proposal should also be evaluated in the context of the firm's unconscionable compensation principles for executive officers.



MEMBER FINRA/SIPC

100 Pringle Ave Ste 330 Walnut Creek CA 94596-3580
p: 925-256-6425 • f: 925-256-0395

July 24, 2015

Jing Zhao

*** FISMA OMB Memorandum M-07-16 ***

Re: Scottrade Account *** FISMA OMB Memorandum M-07-16 ***

Dear Mr. Zhao:

This letter serves as confirmation that you have continuously owned at least 20 shares of Goldman Sachs Group, Inc. (GS) from 3/7/2014 through the present day.

If we can be of any additional assistance, please contact us at 925-256-6425.

Sincerely,

Todd Rouleau
Branch Manager

200 West Street | New York, New York 10282
Tel: 212-902-0254 | Fax: 212-291-5816 | e-mail: jamie.greenberg@gs.com

Jamie Greenberg
Vice President
Associate General Counsel

Goldman Sachs

July 30, 2015

Via Email

Jing Zhao

*** FISMA OMB Memorandum M-07-16 ***

Re: The Goldman Sachs Group, Inc. ("Goldman Sachs")

Dear Mr. Zhao:

This letter is being sent to you in accordance with Rule 14a-8 under the Securities and Exchange Act of 1934 (the "Exchange Act"), in connection with the shareholder proposal you submitted to Goldman Sachs, which was received by email on July 24, 2015 (the "Submission"). Rule 14a-8(f) provides that we must notify you of any procedural or eligibility deficiencies with respect to the shareholder proposal, as well as the time frame for your response to this letter. We are hereby notifying you of the following procedural deficiency with respect to the Submission.

Rule 14a-8(c) of the Exchange Act states that a shareholder may submit no more than one proposal to a company for a particular shareholders' meeting. We believe that the Submission contains more than one shareholder proposal. Specifically, one proposal in the Submission requests the inclusion of outside independent experts on our Compensation Committee and a second proposal requests the adoption of new compensation principles. You can correct this procedural deficiency by indicating which proposal you would like to submit and which proposal you would like to withdraw.

Under Rule 14a-8(f), we are required to inform you that if you would like to respond to this letter or remedy the deficiency described above, your response must be postmarked, or transmitted electronically, no later than 14 calendar days from the date that you first received this letter. We have attached for your reference a copy of Rule 14a-8.

****

If you have any questions with respect to the foregoing, please contact me at (212) 902-0254 or Beverly O'Toole at (212) 357-1584. You may send any response to me at the address on the letterhead of this letter, by e-mail to jamie.greenberg@gs.com or by facsimile to (212) 291-5816.



Very truly yours,

Jamie Greenberg
Vice President and Associate General Counsel

Enclosure

Pages 16 through 20 redacted for the following reasons:

- -

"Copyrighted Material Omitted"
"Copyrited Material Omitted"

*** FISMA OMB Memorandum M-07-16 ***

July 24, 2015

John F. W. Rogers,

Secretary to the Board of Directors

The Goldman Sachs Group, Inc.

200 West Street, New York

NY 10282

Re: Shareholder Proposal on Independent Chairman

Dear Secretary to the Board of Directors:

Enclosed please find my shareholder proposal for inclusion in our proxy materials for the 2016 annual meeting of shareholders and Scottrade letter of my shares ownership. I will continuously hold these shares until the 2016 annual meeting of shareholders.

Should you have any questions, please contact me at *** FISMA OMB Memorandum M-07-16 *** or *** FISMA OMB Memorandum M-07-16 ***

Yours truly,



Jing Zhao

Enclosure: Shareholder proposal

Shares ownership letter

Shareholder Proposal on Compensation Committee

Resolved: shareholders recommend that The Goldman Sachs Group, Inc. (the firm) reform the Compensation Committee to include outside independent experts from the general public to adopt new compensation principles responsive to America's general economy, such as unemployment, working hour and wage inequality.

Supporting Statement

According to the firm's Proxy Statement, 2015 Annual Meeting of Shareholders (page 57), in 2014 the Chairman and CEO's total compensation is $22,162,912; the President and COO's total compensation is $20,200,084; the CFO's total compensation is $20,177,797; the Chairman of Goldman Sachs Asia Pacific's total compensation is $24,225,462; the Co-CEO of Goldman Sachs International's total compensation is $21,061,873. Our firm's Compensation Committee "again retained Semler Brossy as its independent compensation consultant in 2014" (page 46). However, any single consulting firm cannot represent the wide general public, such as unions and academic societies, to advise a fair, just and ethical compensation policy.

As Thomas Piketty stated, "there is absolutely no doubt that the increase of inequality in the United States contributed to the nation's financial instability." (Capital in the Twenty-First Century, trans. Arthur Goldhammer. Cambridge: The Belknap Press of Harvard University Press, 2014. p.297) "Let me return now to the cause of rising inequality in the United States. The increase was largely the result of an unprecedented increase in wage inequality and in particular the emergence of extremely high remunerations at the summit of the wage hierarchy, particularly among top managers of large firms."(p.298) And, "the financial professions are about twice as common in the very high income groups as in the economy overall." (p.303) "Because it is objectively difficult to measure individual contributions to a firm's output, top managers found it relatively easy to persuade boards and stockholders that they were worth the money, especially since the members of compensation committees were often chosen in a rather incestuous manner." (p.510)

This proposal should also be evaluated in the context of our company's allover compensation policy for employees, such as the overloading working hour issue.



MEMBER FINRA/SIPC

100 Pringle Ave Ste 330 Walnut Creek CA 94596-3580
p: 925-256-6425 • f: 925-256-0395

July 24, 2015

Jing Zhao

*** FISMA OMB Memorandum M-07-16 ***

Re: Scottrade Account *** FISMA OMB Memorandum M-07-16 ***

Dear Mr. Zhao:

This letter serves as confirmation that you have continuously owned at least 30 shares of Goldman Sachs Group, Inc. (GS) from 3/7/2014 through the present day.

If we can be of any additional assistance, please contact us at 925-256-6425.

Sincerely,

Todd Rouleau
Branch Manager

Exhibit B

RICHARDS
LAYTON &
FINGER
Attorneys at Law

December 9, 2015

The Goldman Sachs Group, Inc.
200 West Street
New York, New York 10282

Re: Stockholder Proposal on behalf of Jing Zhao

Ladies and Gentlemen:

We have acted as special Delaware counsel to The Goldman Sachs Group, Inc., a Delaware corporation (the "Company"), in connection with a stockholder proposal (the "Proposal") on behalf of Jing Zhao (the "Proponent"), dated July 31, 2015, for the 2016 annual meeting of stockholders of the Company (the "Annual Meeting"). In this connection, you have requested our opinion as to certain matters under the laws of the State of Delaware.

For the purpose of rendering our opinion as expressed herein, we have been furnished with and have reviewed the following documents: (i) the Restated Certificate of Incorporation of the Company as filed with the Secretary of State of the State of Delaware on April 28, 2015 (the "Certificate of Incorporation"); (ii) the Amended and Restated Bylaws of the Company, amended as of October 23, 2015 (the "Bylaws"); and (iii) the Proposal.

With respect to the foregoing documents, we have assumed: (i) the authenticity of all documents submitted to us as originals; (ii) the conformity to authentic originals of all documents submitted to us as copies; (iii) the genuineness of all signatures and the legal capacity of natural persons; and (iv) that the foregoing documents, in the forms thereof submitted to us for our review, have not been and will not be altered or amended in any respect material to our opinion as expressed herein. We have not reviewed any document other than the documents listed above for purposes of rendering this opinion, and we assume that there exists no provision of any such other document that bears upon or is inconsistent with our opinion as expressed herein. In addition, we have conducted no independent factual investigation of our own but rather have relied solely on the foregoing documents, the statements and information set forth therein and the additional factual matters recited or assumed herein, all of which we assume to be true, complete and accurate in all material respects.

THE PROPOSAL

The Proposal states the following:

> Resolved: shareholders recommend that The Goldman Sachs Group, Inc. (the firm) reform the Compensation Committee to

> include outside experts from the general public, besides members of the Board of Directors. This is not intended to unnecessarily limit our Board's judgement in crafting the recommended reform (such as the qualification, number, function and term of outside experts) in accordance with applicable laws.

We have been advised that the Company is considering excluding the Proposal from the Company's proxy statement for the Annual Meeting under, among other reasons, Rules 14a-8(i)(2), 14a-8(i)(6) and 14a-8(i)(1) promulgated under the Securities Exchange Act of 1934, as amended. Rule 14a-8(i)(2) provides that a registrant may omit a proposal from its proxy statement when "the proposal would, if implemented, cause the company to violate any state, federal, or foreign law to which it is subject." Rule 14a-8(i)(6) allows a proposal to be omitted if "the company would lack the power or authority to implement the proposal." Rule 14a-8(i)(1) provides that a registrant may omit a stockholder proposal "[i]f the proposal is not a proper subject for action by shareholders under the laws of the jurisdiction of the company's organization." In this connection, you have requested our opinion as to whether, under Delaware law, (i) the implementation of the Proposal, if adopted by the Company's stockholders, would violate Delaware law, (ii) the Company has the power and authority to implement the Proposal and (iii) the Proposal is a proper subject for action by the Company's stockholders.

For the reasons set forth below, the Proposal, in our opinion, (i) would violate Delaware law if implemented, (ii) is beyond the power and authority of the Company to implement, and (iii) is not a proper subject for stockholder action under Delaware law.

DISCUSSION

I. The Proposal would violate Delaware law if implemented.

Section 141(c)(2) of the General Corporation Law of the State of Delaware (the "DGCL") grants the board of directors of a Delaware corporation the power to delegate certain of the board's power and authority in the management of the business and affairs of the corporation to a committee of the board of directors. 8 *Del. C.* § 141(c)(2). With regard to the composition of such committees of the board of directors, Section 141(c)(2) provides, in pertinent part, that the "board of directors may designate 1 or more committees, each committee to consist of 1 or more directors of the corporation." *Id.*[1] Accordingly, Delaware law requires

[1] Section 141(c)(2) of the DGCL automatically applies to all Delaware corporations, like the Company, that were incorporated on or after July 1, 1996. 8 *Del. C.* § 141(c)(1). Section 141(c)(2) was added to the DGCL by amendment in 1996 to broaden the power and scope of the authority that may be delegated to a committee of the board of directors. Section 141(c)(1) of the DGCL applies to all Delaware corporations that were incorporated prior to July 1, 1996. *Id.* Although not applicable to the Company, with respect to the composition of committees, Section 141(c)(1) similarly provides that, the "board of directors may, by resolution passed by a majority

that each committee established by the board of directors must be composed of members of the board of directors and does not permit individuals who are not members of the board of directors to be members of a board committee. *Id.*; *see also Clarke Memorial College v. Monaghan Land Co.*, 257 A.2d 234, 241 (Del. Ch. 1969) (noting that Section 141(c) "authorizes delegation of directors' powers to two or more directors"); Balotti & Finkelstein, *Delaware Law of Corporations and Business Organizations*, § 4.10[B] at 4-33 (Supp. 2013) ("Committees created under Section 141(c) to act for the board may be composed only of members of the board."); *In re Medtronic, Inc. Derivative Litig.*, 68 F.Supp.3d 1054, 1062 n.2 (D. Minn. 2014) ("Delaware law does not permit directors to appoint a committee that includes non-directors as members"). The Proposal, if implemented, would require the board of directors of the Company (the "Board") to "reform" the Compensation Committee of the Board (the "Compensation Committee") to "include" individuals who are not members of the Board, such as "outside experts from the general public" to serve on the Compensation Committee.[2] As a result, the Proposal, if implemented, would violate Section 141(c)(2) of the DGCL.[3]

The Proposal includes a "savings" clause, which does not actually save the Proposal from violating Delaware law. The Proposal provides that the Board may craft the recommended reformation of the Compensation Committee "such as the qualification, number, function and term of outside experts" who will serve on the Compensation Committee "in accordance with applicable law." Because the recommended reformation to include non-Board members on the Compensation Committee violates Delaware law, the purported savings language with regard to the Board's determination of the qualification, number, function and term of the non-Board members in connection with the recommended reformation does not "save" the Proposal from violating Section 141(c)(2) of the DGCL.

---

of the whole board, designate 1 or more committees, *each committee to consist of 1 or more directors of the corporation*." 8 *Del. C.* § 141(c)(1) (emphasis added).

[2] The Proposal, as drafted, is not simply requesting that the Board permit outside experts to attend meetings of the Compensation Committee as non-members or as advisors to the Committee. Rather, the Proponent's use of the phrases "*reform* the Compensation Committee," "to *include* outside experts" and "*besides* members of the Board" in the Proposal clearly indicate that he is asking the Board to *form again or form differently* the Compensation Committee *to treat as members of the Compensation Committee* outside experts *in addition to* members of the Board. *See* Oxford English Dictionary (5th ed. 2002) (defining "reform" as, among other things, "convert into another and better form" and "form a second time, for over again or differently"); *id.* (defining "include " as "place in a class or category; treat or regard as part of a whole; allow to share in a right, privilege or activity"); *id.* (defining "besides" as "over and above, in addition to, as well as").

[3] In addition, Section 3.1 of the Bylaws tracks the language of Section 141(c)(2) of the DGCL. *See* Bylaws at Section 3.1 ("The Board of Directors may designate one or more committees, each committee to consist of one or more of the directors of the Corporation."). Thus, the Proposal, if implemented, would also violate the provisions of the Bylaws.

II. The Proposal is beyond the power and authority of the Company to implement.

As set forth in Section I above, the Proposal, if implemented, would violate Delaware law. Therefore, in our opinion, the Company lacks the power and authority to implement the Proposal.

III. The Proposal is not a proper matter for stockholder action under Delaware law.

As set forth in Sections I and II above, the Proposal, if implemented, would violate Delaware law and the Company lacks the power and authority to implement the Proposal. Accordingly, the Proposal, in our opinion, is an improper subject for stockholder action under Delaware law.

CONCLUSION

Based upon and subject to the foregoing and subject to the limitations stated herein, it is our opinion that the Proposal, if implemented, would violate Delaware law, that the Company lacks the power and authority to implement the Proposal and that the Proposal is not a proper subject for action by the stockholders of the Company under Delaware law.

The foregoing opinion is limited to the laws of the State of Delaware. We have not considered and express no opinion on the laws of any other state or jurisdiction, including federal laws regulating securities or any other federal laws, or the rules and regulations of stock exchanges or of any other regulatory body.

The foregoing opinion is rendered solely for your benefit in connection with the matters addressed herein. We understand that you may furnish a copy of this opinion letter to the Securities and Exchange Commission and to the Proponent in connection with the matters addressed herein, and we consent to your doing so. Except as stated in this paragraph, this opinion letter may not be furnished or quoted to, nor may the foregoing opinion be relied upon by, any other person or entity for any purpose without our prior written consent.

Very truly yours,

Richards, Layton & Finger, P.A.

CSB/JJV

Exhibit C

Amended and restated as of March 2015

Compensation Committee Charter

Purpose of Committee

The purpose of the Compensation Committee (the "Committee") of the Board of Directors (the "Board") of The Goldman Sachs Group, Inc. (the "Company") is to:

(a) determine and approve the compensation of the Company's Chief Executive Officer (the "CEO") and other executive officers;

(b) approve, or recommend to the Board that it approve, the Company's incentive compensation and equity-based plans;

(c) assist the Board in its oversight of the development, implementation and effectiveness of the Company's policies and strategies relating to its human capital management function, including but not limited to those policies and strategies regarding recruiting, retention, career development and progression, management succession (other than that within the purview of the Corporate Governance and Nominating Committee (the "Governance Committee")), diversity and employment practices; and

(d) prepare any report on executive compensation required by the rules and regulations of the Securities and Exchange Commission (the "SEC").

Committee Membership

The Committee shall consist of no fewer than three members of the Board. The Committee shall consist only of members of the Board who the Board has determined are "independent" under the rules of the New York Stock Exchange ("NYSE") and the SEC's heightened independence rules for members of an audit committee. At least two members of the Committee should qualify as "Non-Employee Directors" for the purposes of Rule 16b-3 under the Securities Exchange Act of 1934, as in effect from time to time ("Rule 16b-3"), and as "outside directors" for the purposes of Section 162(m) of the Internal Revenue Code, as in effect from time to time ("Section 162(m)").

Members shall be appointed by the Board based on the recommendations of the Governance Committee and shall serve at the pleasure of the Board and for such term or terms as the Board may determine.

Committee Structure and Operations

The independent directors, taking into account the views of the Chairman of the Board, shall recommend for approval by the Board one member of the Committee as its chairperson. The Committee shall meet at least three times a year, with further meetings to occur, or actions to be taken by unanimous written consent, when deemed necessary or desirable by the Committee or its chairperson.

The Committee may invite such members of management and other persons to its meetings (including without limitation the Company's senior risk officers) as it may deem desirable or appropriate. The Committee shall report regularly to the Board summarizing the Committee's actions and any significant issues considered by the Committee. Such reporting shall not be required if all directors are present at the Committee meeting at which such actions or issues are considered or if individual directors not present are otherwise informed with respect to such actions or issues as appropriate.

Committee Duties and Responsibilities

The following are the duties and responsibilities of the Committee:

1. In consultation with senior management, to review and approve, or recommend to the Board that it approve, the Company's general compensation philosophy, including the goals and objectives thereof, and to oversee the development and implementation of compensation programs.

2. To review and approve those corporate goals and objectives established by the Board that are relevant to the compensation of the CEO, evaluate the performance of the CEO in light of those goals and objectives, and determine and approve the CEO's compensation level based on this evaluation. As part of this evaluation, the Committee shall consider the evaluation of the CEO conducted by the Governance Committee. In determining the long-term incentive component of CEO compensation, the Committee shall consider, among other factors, the Company's performance and relative shareholder return, the value of similar incentive awards to chief executive officers at the Company's principal competitors and other comparable companies, the awards given to the CEO in past years, and the Company's risk management policies and practices.

3. To review and approve the annual compensation of the Company's executives and any new compensation programs applicable to such executives, to make recommendations to the Board with respect to the Company's incentive compensation and equity-based plans that are subject to Board approval, including the Amended and Restated Stock Incentive Plan, the Partner Compensation Plan and the Restricted Partner Compensation Plan, to oversee the activities of the individuals and committees responsible for administering these plans, and to discharge any responsibilities imposed on the Committee by these plans.

4. To review periodically, as it deems appropriate:

   - benefits and perquisites provided to the Company's executives; and

   - employment agreements, severance arrangements, change in control agreements and provisions, and other compensation-related agreements relating to the Company's executives.

5. To review annually the application of the compensation process to the Company's investment research professionals and assess whether that process remains consistent with the Company's investment research policies and the applicable rules of the NYSE and The Financial Industry Regulatory Authority.

6. To take any actions the Committee deems necessary and appropriate to help ensure that the Company's incentive compensation programs are consistent with the safety and soundness of the Company, including meeting annually with the Company's senior risk officers to discuss and review the relationship between the Company's risk management policies and practices and the executive compensation arrangements.

7. To consider the tax deductibility of compensation paid to "covered employees" (as defined by Section 162(m)), and, as and when required, to administer plans, establish performance goals and certify that performance goals have been attained for purposes of Section 162(m).

8. To discuss with management periodically, as it deems appropriate:

   - reports from management regarding the development, implementation and effectiveness of the Company's policies and strategies relating to its human capital management function, including but not limited to those policies and strategies regarding recruiting, retention, career development and progression, management succession (other than that within the purview of the Governance Committee), diversity and employment practices;

   - reports from management relating to compensation guarantees; and

   - reports from management regarding the Company's regulatory compliance with respect to compensation matters.

9. To prepare and issue the report required under "Committee Reports" below.

10. To discharge any other duties or responsibilities delegated to the Committee by the Board from time to time.

11. To be directly responsible for the appointment, compensation and oversight of the work of any compensation consultant, outside legal counsel or other adviser (an "Adviser") retained by the Committee. The Committee shall retain at least one compensation consulting firm that is independent and provides services solely to the Committee and not to the Company. To the extent required by NYSE rules, the Committee may select an Adviser to the Committee only after taking into consideration all factors relevant to the Adviser's independence from management, including the following:

    - the provision of other services to the Company by the person that employs the Adviser;

    - the amount of fees received from the Company by the person that employs the Adviser as a percentage of that person's total revenue;

    - the policies and procedures of the person that employs the Adviser that are designed to prevent conflicts of interest;

    - any business or personal relationship of the Adviser with a member of the Committee;

- any stock of the Company owned by the Adviser; and

- any business or personal relationship of the Adviser or the person employing the Adviser with an executive officer of the Company.

12. To review annually:

- the fees paid by the Company to Advisers retained by the Committee in the prior fiscal year;

- the estimated fees to be paid by the Company to Advisers retained by the Committee in the current fiscal year; and

- a general description of the services provided by each Adviser retained by the Committee.

In fulfilling its duties and responsibilities, the Committee shall consider, among other things, the potential effect of any matter on the Company's reputation.

Committee Reports

The Committee shall produce any report or other disclosures required to be prepared by the Committee pursuant to the rules of the SEC for inclusion in the Company's annual proxy statement.

Performance Evaluation and Review of Charter

The Committee shall conduct an annual performance evaluation of the Committee, which evaluation, among other things, shall compare the performance of the Committee with the requirements of this charter. The performance evaluation shall be conducted in such manner as the Committee deems appropriate. The Committee shall report to the Board on this evaluation.

The Committee shall review the adequacy of this charter on at least an annual basis and shall recommend to the Board any revisions the Committee deems necessary or desirable, although the Board shall have the sole authority to amend this charter.

Delegation to Subcommittee

The Committee may, in its discretion, delegate all or a portion of its duties and responsibilities to a subcommittee of the Committee, whether or not such delegation is specifically contemplated under any plan or program. In particular, the Committee may delegate the approval of award grants and other transactions and other responsibilities regarding the administration of compensatory programs to a subcommittee consisting solely of members of the Committee who are (i) "Non-Employee Directors" for the purposes of Rule 16b-3, and/or (ii) "outside directors" for the purposes of Section 162(m).

Resources and Authority of the Committee

The Committee shall have the resources and authority appropriate to discharge its duties and responsibilities, including the authority to select, retain, terminate and approve the fees and other retention terms of Advisers, as it deems appropriate, without seeking approval of the Board or management. With respect to compensation consultants retained to assist in the evaluation of CEO or executive compensation, this authority shall be vested solely in the Committee.

Exhibit D

As Amended and Restated as of October 23, 2015

AMENDED AND RESTATED

BY-LAWS

OF

THE GOLDMAN SACHS GROUP, INC.

ARTICLE I

Stockholders

Section 1.1 Annual Meetings. An annual meeting of stockholders shall be held for the election of directors at such date, time and place either within or without the State of Delaware as may be designated by the Board of Directors from time to time. Any other business properly brought before the meeting may be transacted at the annual meeting.

Section 1.2 Special Meetings. (a) Special meetings of stockholders may be called at any time by, and only by, (i) the Board of Directors or (ii) solely to the extent required by Section 1.2(b), the Secretary of the Corporation. Each special meeting shall be held at such date, time and place either within or without the State of Delaware as may be stated in the notice of the meeting.

(b) A special meeting of the stockholders shall be called by the Secretary upon the written request of the holders of record of not less than twenty-five percent of the voting power of all outstanding shares of common stock of the Corporation (the "Requisite Percent"), subject to the following:

(1) In order for a special meeting upon stockholder request (a "Stockholder Requested Special Meeting") to be called by the Secretary, one or more written requests for a special meeting (each, a "Special Meeting Request," and collectively, the "Special Meeting Requests") stating the purpose of the special meeting and the matters proposed to be acted upon thereat must be signed and dated by the Requisite Percent of record holders of common stock of the Corporation (or their duly authorized agents), must be delivered to the Secretary at the principal executive offices of the Corporation and must set forth:

(i) in the case of any director nominations proposed to be presented at such Stockholder Requested Special Meeting, the information required by the third paragraph of Section 1.11(b);

(ii) in the case of any matter (other than a director nomination) proposed to be conducted at such Stockholder Requested Special Meeting, the information required by the fourth paragraph of Section 1.11(b); and

(iii) an agreement by the requesting stockholder(s) to notify the Corporation immediately in the case of any disposition prior to the record date for the Stockholder Requested Special Meeting of shares of common stock of the Corporation owned of record and an acknowledgement that any such disposition shall be deemed a revocation of such Special Meeting Request to the extent of such disposition, such that the number of shares disposed of shall not be included in determining whether the Requisite Percent has been reached.

The Corporation will provide the requesting stockholder(s) with notice of the record date for the determination of stockholders entitled to vote at the Stockholder Requested Special Meeting. Each requesting stockholder is required to update the notice delivered pursuant to this Section not later than ten business days after such record date to provide any material changes in the foregoing information as of such record date.

In determining whether a special meeting of stockholders has been requested by the record holders of shares representing in the aggregate at least the Requisite Percent, multiple Special Meeting Requests delivered to the Secretary will be considered together only if each such Special Meeting Request (x) identifies substantially the same purpose or purposes of the special meeting and substantially the same matters proposed to be acted on at the special meeting (in each case as determined in good faith by the Board of Directors), and (y) has been dated and delivered to the Secretary within sixty days of the earliest dated of such Special Meeting Requests. If the record holder is not the signatory to the Special Meeting Request, such Special Meeting Request will not be valid unless documentary evidence is supplied to the Secretary at the time of delivery of such Special Meeting Request (or within ten business days thereafter) of such signatory's authority to execute the Special Meeting Request on behalf of the record holder. Any requesting stockholder may revoke his, her or its Special Meeting Request at any time by written revocation delivered to the Secretary at the principal executive offices of the Corporation; provided, however, that if following such revocation (or any deemed revocation pursuant to clause (iii) above), the unrevoked valid Special Meeting Requests represent in the aggregate less than the Requisite Percent, there shall be no requirement to hold a special meeting. The first date on which unrevoked valid Special Meeting Requests constituting not less than the Requisite Percent shall have been delivered to the Corporation is referred to herein as the "Request Receipt Date".

(2) A Special Meeting Request shall not be valid if:

(i) the Special Meeting Request relates to an item of business that is not a proper subject for stockholder action under applicable law;

(ii) the Request Receipt Date is during the period commencing ninety days prior to the first anniversary of the date of the immediately preceding annual meeting and ending on the date of the next annual meeting;

(iii) the purpose specified in the Special Meeting Request is not the election of directors and an identical or substantially similar item (as determined in good faith by the Board of Directors, a "Similar Item") was presented at any meeting of stockholders held within the twelve months prior to the Request Receipt Date; or

(iv) a Similar Item is included in the Corporation's notice as an item of business to be brought before a stockholder meeting that has been called but not yet held or that is called for a date within ninety days of the Request Receipt Date.

(3) A Stockholder Requested Special Meeting shall be held at such date and time as may be fixed by the Board of Directors; provided, however, that the Stockholder Requested Special Meeting shall be called for a date not more than ninety days after the Request Receipt Date.

(4) Business transacted at any Stockholder Requested Special Meeting shall be limited to (i) the purpose(s) stated in the valid Special Meeting Request(s) received from the Requisite Percent of record holders and (ii) any additional matters that the Board of Directors determines to include in the Corporation's notice of the meeting. If none of the stockholders who submitted the Special Meeting Request appears or sends a qualified representative to present the matters to be presented for consideration that were specified in the Stockholder Meeting Request, the Corporation need not present such matters for a vote at such meeting, notwithstanding that proxies in respect of such matter may have been received by the Corporation.

Section 1.3 Notice of Meetings. Whenever stockholders are required or permitted to take any action at a meeting, a written notice of the meeting shall be given which shall state the place, date and hour of the meeting, and, in the case of a special meeting, the purpose or purposes for which the meeting is called. Unless otherwise required by law, the written notice of any meeting shall be given not less than ten nor more than sixty days before the date of the meeting to each stockholder entitled to vote at such meeting. Such notice shall be deemed to be given (i) if mailed, when deposited in the United States mail, postage prepaid, directed to the stockholder at such stockholder's address as it appears on the records of the Corporation, (ii) if sent by electronic mail, when delivered to an electronic mail address at which the stockholder has consented to receive such notice; and (iii) if posted on an electronic network together with a separate notice to the stockholder of such specific posting, upon the later to occur of (A) such posting and (B) the giving of such separate notice of such posting. Notice shall be deemed to have been given to all stockholders of record who share an address if notice is given in accordance with the "householding" rules set forth in Rule 14a-3(e) under the Securities Exchange Act of 1934 (the "Exchange Act") and Section 233 of the Delaware General Corporation Law.

Section 1.4 Adjournments. Any meeting of stockholders, annual or special, may be adjourned from time to time, to reconvene at the same or some other place, and notice need not be given of any such adjourned meeting if the time and place thereof are announced at the meeting at which the adjournment is taken. At the adjourned meeting the Corporation may transact any business which might have been transacted at the original meeting. If the adjournment is for more than thirty days, or if after the adjournment a new record date is fixed for the adjourned meeting, a notice of the adjourned meeting shall be given to each stockholder of record entitled to vote at the meeting.

Section 1.5 Quorum. At each meeting of stockholders, except where otherwise required by law, the certificate of incorporation or these by-laws, the holders of a majority of the outstanding shares of stock entitled to vote on a matter at the meeting, present in person or represented by proxy, shall constitute a quorum. For purposes of the foregoing, where a separate vote by class or classes is required for any matter, the holders of a majority of the outstanding shares of such class or classes, present in person or represented by proxy, shall constitute a quorum to take action with respect to that vote on that matter. Two or more classes or series of stock shall be considered a single class if the holders thereof are entitled to vote together as a single class at the meeting. In the absence of a quorum of the holders of any class of stock entitled to vote on a matter, the meeting of such class may be adjourned from time to time in the manner provided by Sections 1.4 and 1.6 of these by-laws until a quorum of such class shall be so present or represented. Shares of its own capital stock belonging on the record date for the meeting to the Corporation or to another corporation, if a majority of the shares entitled to vote in the election of directors of such other corporation is held, directly or indirectly, by the Corporation, shall neither be entitled to vote nor be counted for quorum purposes; provided, however, that the foregoing shall not limit the right of the Corporation to vote stock, including but not limited to its own stock, held by it in a fiduciary capacity.

Section 1.6 Organization. Meetings of stockholders shall be presided over by a Chairman of the Board, if any, or in the absence of a Chairman of the Board by a Vice Chairman of the Board, if any, or in the absence of a Vice Chairman of the Board by a Chief Executive Officer, or in the absence of a Chief Executive Officer by a President, or in the absence of a President by a Chief Operating Officer, or in the absence of a Chief Operating Officer by a Vice President, or in the absence of the foregoing persons by a chairman designated by the Board of Directors, or in the absence of such designation by a chairman chosen at the meeting. A Secretary, or in the absence of a Secretary an Assistant Secretary, shall act as secretary of the meeting, but in the absence of a Secretary and any Assistant Secretary the chairman of the meeting may appoint any person to act as secretary of the meeting.

The order of business at each such meeting shall be as determined by the chairman of the meeting. The chairman of the meeting shall have the right and authority to adjourn a meeting of stockholders without a vote of stockholders and to prescribe such rules, regulations and procedures and to do all such acts and things as are necessary or desirable for the proper conduct of the meeting and are not inconsistent with any rules or regulations adopted by the Board of Directors pursuant to the provisions of the certificate of incorporation, including the establishment of procedures for the maintenance of order and safety, limitations on the time allotted to questions or comments on the affairs of the Corporation, restrictions on entry to such meeting after the time prescribed for the commencement thereof and the opening and closing of the voting polls for each item upon which a vote is to be taken.

Section 1.7 Inspectors. Prior to any meeting of stockholders, the Board of Directors, a Chairman of the Board, a Vice Chairman of the Board, a Chief Executive Officer, a President, a Chief Operating Officer, a Vice President or any other officer designated by the Board shall appoint one or more inspectors to act at such meeting and make a written report thereof and may designate one or more persons as alternate inspectors to replace any inspector who fails to act. If no inspector or alternate is able to act at the meeting of stockholders, the person presiding at the meeting shall appoint one or more inspectors to act at the meeting. Each inspector, before entering upon the discharge of his or her duties, shall take and sign an oath faithfully to execute the duties of inspector with strict impartiality and according to the best of his or her ability. The inspectors shall ascertain the number of shares outstanding and the voting power of each, determine the shares represented at the meeting and the validity of proxies and ballots, count all votes and ballots, determine and retain for a reasonable period a record of the disposition of any challenges made to any determination by the inspectors and certify their determination of the number of shares represented at the meeting and their count of all votes and ballots. The inspectors may appoint or retain other persons to assist them in the performance of their duties. The date and time of the opening and closing of the polls for each matter upon which the stockholders will vote at a meeting shall be announced at the meeting. No ballot, proxy or vote, nor any revocation thereof or change thereto, shall be accepted by the inspectors after the closing of the polls. In determining the validity and counting of proxies and ballots, the inspectors shall be limited to an examination of the proxies, any envelopes submitted therewith, any information provided by a stockholder who submits a proxy by telegram, cablegram or other electronic transmission from which it can be determined that the proxy was authorized by the stockholder, ballots and the regular books and records of the Corporation, and they may also consider other reliable information for the limited purpose of reconciling proxies and ballots submitted by or on behalf of banks, brokers, their nominees or similar persons which represent more votes than the holder of a proxy is authorized by the record owner to cast or more votes than the stockholder holds of record. If the inspectors consider other reliable information for such purpose, they shall, at the time they make their certification, specify the precise information considered by them, including the person or persons from whom they obtained the information, when the information was obtained, the means by which the information was obtained and the basis for the inspectors' belief that such information is accurate and reliable.

Section 1.8 Voting; Proxies. Unless otherwise provided in the certificate of incorporation, each stockholder entitled to vote at any meeting of stockholders shall be entitled to one vote for each share of stock held by such stockholder which has voting power upon the matter in question. If the certificate of incorporation provides for more or less than one vote for any share on any matter, every reference in these by-laws to a majority or other proportion of shares of stock shall refer to such majority or other proportion of the votes of such shares of stock. Each stockholder entitled to vote at a meeting of stockholders may authorize another person or persons to act for such stockholder by proxy, but no such proxy shall be voted or acted upon after three years from its date, unless the proxy provides for a longer period. A duly executed proxy shall be irrevocable if it states that it is irrevocable and if, and only as long as, it is coupled with an interest sufficient in law to support an irrevocable power, regardless of whether the interest with which it is coupled is an interest in the stock itself or an interest in the Corporation generally. A stockholder may revoke any proxy which is not irrevocable by attending the meeting and voting in person or by filing an instrument in writing revoking the proxy or another duly executed proxy bearing a later date with a Secretary. Voting at meetings of stockholders need not be by written ballot unless so directed by the chairman of the meeting or the Board of Directors. In all matters, unless otherwise required by law, the certificate of incorporation or these by-laws, the affirmative vote of not less than a majority of shares present in person or represented by proxy at the meeting and entitled to vote on such matter, with all shares of common stock of the Corporation and other stock of the Corporation entitled to vote on such matter considered for this purpose as a single class, shall be the act of the stockholders. Where a separate vote by class or classes is required, the affirmative vote of the holders of not less than a majority (or, in the case of an election of directors, a plurality) of shares present in person or represented by proxy at the meeting by stockholders in that class or classes entitled to vote on such matter shall be the act of such class or classes, except as otherwise required by law, the certificate of incorporation or these by-laws. For purposes of this Section 1.8, votes cast "for" or "against" and "abstentions" with respect to such matter shall be counted as shares of stock of the Corporation entitled to vote on such matter, while "broker nonvotes" (or other shares of stock of the Corporation similarly not entitled to vote) shall not be counted as shares entitled to vote on such matter.

Section 1.9 Fixing Date for Determination of Stockholders of Record. In order that the Corporation may determine the stockholders entitled to notice of or to vote at any meeting of stockholders or any adjournment thereof, the Board of Directors may fix a record date, which record date shall not precede the date upon which the resolution fixing the record date is adopted by the Board of Directors, and which record date shall not be more than sixty nor less than ten days before the date of such meeting. If no record date is fixed by the Board of Directors, the record date for determining stockholders entitled to notice of or to vote at a meeting of stockholders shall be at the close of business on the day next preceding the day on which notice is given, or, if notice is waived, at the close of business on the day next preceding the day on which the meeting is held. A determination of stockholders of record entitled to notice of or to vote at a meeting of stockholders shall apply to any adjournment of the meeting; provided, however, that the Board of Directors may fix a new record date for the adjourned meeting.

In order that the Corporation may determine the stockholders entitled to receive payment of any dividend or other distribution or allotment of any rights or the stockholders entitled to exercise any rights in respect of any change, conversion or exchange of stock, or for the purpose of any other lawful action, the Board of Directors may fix a record date, which record date shall not precede the date upon which the resolution fixing the record date is adopted, and which record date shall be not more than sixty days prior to the action for which a record date is being established. If no record date is fixed, the record date for determining stockholders for any such purpose shall be at the close of business on the day on which the Board of Directors adopts the resolution relating thereto.

Section 1.10 List of Stockholders Entitled to Vote. A Secretary shall prepare and make, at least ten days before every meeting of stockholders, a complete list of the stockholders entitled to vote at the meeting, arranged in alphabetical order, and showing the address of each stockholder and the number of shares registered in the name of each stockholder. Such list shall be open to the examination of any stockholder, for any purpose germane to the meeting, during ordinary business hours, for a period of at least ten days prior to the meeting, either at a place within the municipality where the meeting is to be held, which place shall be specified in the notice of the meeting, or, if not so specified, at the place where the meeting is to be held. The list shall also be produced and kept at the time and place of the meeting during the whole time thereof and may be inspected by any stockholder who is present.

Section 1.11 Advance Notice of Stockholder Nominees for Director and Other Stockholder Proposals. (a) The matters to be considered and brought before any annual or special meeting of stockholders of the Corporation (other than a Stockholder Requested Special Meeting) shall be limited to only such matters, including the nomination and election of directors, as shall be brought properly before such meeting in compliance with the procedures set forth in this Section 1.11 and in Section 1.12, as the case may be.

(b) For any matter to be properly brought before any annual meeting of stockholders, the matter must be (i) specified in the notice of annual meeting given by or at the direction of the Board of Directors, (ii) otherwise brought before the annual meeting by or at the direction of the Board of Directors, (iii) brought before the annual meeting in the manner specified in this Section 1.11(b) (x) by a stockholder that holds of record stock of the Corporation entitled to vote at the annual meeting on such matter (including any election of a director) or (y) by a person (a "Nominee Holder") that holds such stock through a nominee or "street name" holder of record of such stock and can demonstrate to the Corporation such indirect ownership of, and such Nominee Holder's entitlement to vote, such stock on such matter or (iv) brought before the annual meeting in accordance with Section 1.12.

In addition to any other requirements under applicable law, the certificate of incorporation and these by-laws, and except as provided in Section 1.12, persons nominated by stockholders for election as directors of the Corporation and any other proposals by stockholders shall be properly brought before an annual meeting of stockholders only if notice of any such matter to be presented by a stockholder at such meeting (a "Stockholder Notice") shall be delivered to a Secretary at the principal executive office of the Corporation not less than ninety nor more than one hundred and twenty days prior to the first anniversary date of the annual meeting for the preceding year; provided, however, that if and only if the annual meeting is not scheduled to be held within a period that commences thirty days before and ends thirty days after such anniversary date (an annual meeting date outside such period being referred to herein as an "Other Meeting Date"), such Stockholder Notice shall be given in the manner provided herein by the later of (i) the close of business on the date ninety days prior to such Other Meeting Date or (ii) the close of business on the tenth day following the date on which such Other Meeting Date is first publicly announced or disclosed.

Any stockholder desiring to nominate any person or persons (as the case may be) for election as a director or directors of the Corporation at an annual meeting of stockholders pursuant to this Section 1.11 shall deliver, as part of such Stockholder Notice, a statement in writing setting forth the name of the person or persons to be nominated, the number and class of all shares of each class of stock of the Corporation owned of record and beneficially by each such person, as reported to such stockholder by such person, the factual information regarding each such person required by paragraphs (a), (e) and (f) of Item 401 of Regulation S-K adopted by the Securities and Exchange Commission, each such person's signed consent to serve as a director of the Corporation if elected, such stockholder's name and address, the number and class of all shares of each class of stock of the Corporation owned of record and beneficially by such stockholder and, in the case of a Nominee Holder, evidence establishing such Nominee Holder's indirect ownership of stock and entitlement to vote such stock for the election of directors at the annual meeting. The Corporation may require any proposed director nominee to furnish such other information as it may reasonably require to determine the eligibility of such proposed nominee to serve as an independent director of the Corporation and to comply with applicable law. If a stockholder is entitled to vote only for a specific class or category of directors at a meeting (annual or special), such stockholder's right to nominate one or more individuals for election as a director at the meeting shall be limited to such class or category of directors.

Any stockholder who gives a Stockholder Notice of any matter (other than a nomination for director or as provided in Section 1.12) proposed to be brought before an annual meeting of stockholders shall deliver, as part of such Stockholder Notice, the text of the proposal to be presented and a brief written statement of the reasons why such stockholder favors the proposal and setting forth such stockholder's name and address, the number and class of all shares of each class of stock of the Corporation owned of record and beneficially by such stockholder, any material interest of such stockholder in the matter proposed (other than as a stockholder), if applicable, and, in the case of a Nominee Holder, evidence establishing such Nominee Holder's indirect ownership of stock and entitlement to vote such stock on the matter proposed at the annual meeting.

As used in these by-laws (other than for purposes of Section 1.12), shares "beneficially owned" shall mean all shares which such person is deemed to beneficially own pursuant to Rules 13d-3 and 13d-5 under the Exchange Act.

Notwithstanding any provision of this Section 1.11 to the contrary, in the event that the number of directors to be elected to the Board of Directors of the Corporation at the next annual meeting of stockholders is increased by virtue of an increase in the size of the Board of Directors and either all of the nominees for director at the next annual meeting of stockholders or the size of the increased Board of Directors is not publicly announced or disclosed by the Corporation at least one hundred days prior to the first anniversary of the preceding year's annual meeting, a Stockholder Notice shall also be considered timely under this Section 1.11, but only with respect to nominees to stand for election at the next annual meeting as the result of any new positions created by such increase, if it shall be delivered to a Secretary at the principal executive office of the Corporation not later than the close of business on the tenth day following the first day on which all such nominees or the size of the increased Board of Directors shall have been publicly announced or disclosed.

(c) For any matter to be properly brought before a special meeting of stockholders, the matter must be set forth in the Corporation's notice of such meeting given by or at the direction of the Board of Directors or by the Secretary of the Company pursuant to Section 1.2(a)(ii). In the event the Corporation calls a special meeting of stockholders for the purpose of electing one or more directors to the Board of Directors, any stockholder entitled to vote for the election of such director(s) at such meeting may nominate a person or persons (as the case may be) for election to such position(s) as are specified in the Corporation's notice of such meeting, but only if a Stockholder Notice containing the information required by the third paragraph of Section 1.11(b) hereof shall be delivered to a Secretary at the principal executive office of the Corporation not later than the close of business on the tenth day following the first day on which the date of the special meeting and either the names of all nominees proposed by the Board of Directors to be elected at such meeting or the number of directors to be elected shall have been publicly announced or disclosed.

(d) For purposes of this Section 1.11, a matter shall be deemed to have been "publicly announced or disclosed" if such matter is disclosed in a press release reported by the Dow Jones News Service, the Associated Press or a comparable national news service or in a document publicly filed by the Corporation with the Securities and Exchange Commission.

(e) In no event shall the postponement or adjournment of an annual meeting already publicly noticed or a special meeting, or any announcement thereof, commence a new period for the giving of notice as provided in this Section 1.11. This Section 1.11 shall not apply to (i) any stockholder proposal made pursuant to Rule 14a-8 under the Exchange Act, (ii) any nomination of a director in an election in which only the holders of one or more series of Preferred Stock of the Corporation issued pursuant to Article FOURTH of the certificate of incorporation are entitled to vote (unless otherwise provided in the terms of such stock), (iii) any director nomination pursuant to Section 1.12 or (iv) any Stockholder Requested Special Meeting except as specifically provided in Section 1.2(b).

(f) The chairman of any meeting of stockholders, in addition to making any other determinations that may be appropriate to the conduct of the meeting, shall have the power and duty to determine whether notice of nominees and other matters proposed to be brought before a meeting has been duly given in the manner provided in this Section 1.11 or Section 1.2, as applicable and, if not so given, shall direct and declare at the meeting that such nominees and other matters shall not be considered.

Section 1.12 Stockholder Nominations Included in the Corporation's Proxy Materials.

(a) Inclusion of Proxy Access Nominee in Proxy Statement. Subject to the provisions of this Section 1.12, if expressly requested in the relevant Nomination Notice (as defined below), the Corporation shall include in its proxy statement for any annual meeting of stockholders (but not at any special meeting of stockholders):

(1) the name of any person nominated for election (the "Proxy Access Nominee"), which shall also be included on the Corporation's form of proxy and ballot, by any Nominating Stockholder (as defined below);

(2) disclosure about the Proxy Access Nominee and the Nominating Stockholder required under the rules of the Securities and Exchange Commission or other applicable law to be included in the proxy statement;

(3) any statement included by the Nominating Stockholder in the Nomination Notice for inclusion in the proxy statement in support of the Proxy Access Nominee's election to the Board of Directors (subject, without limitation, to Section 1.12(e)(ii)), if such statement does not exceed 500 words; and

(4) any other information that the Corporation or the Board of Directors determines, in their discretion, to include in the proxy statement relating to the nomination of the Proxy Access Nominee, including, without limitation, (1) any statement in opposition to the nomination, (2) any of the information provided pursuant to this Section 1.12 and (3) any solicitation materials or related information with respect to the Proxy Access Nominee.

For purposes of this Section 1.12, any determination to be made by the Board of Directors may be made by the Board of Directors, a committee of the Board or any officer of the Corporation designated by the Board of Directors or a committee of the Board and any such determination shall be final and binding on the Corporation, any Eligible Holder, any Nominating Stockholder, any Proxy Access Nominee and any other person so long as made in good faith (without any further requirements). The chairman of any annual meeting of stockholders, in addition to making any other determinations that may be appropriate to the conduct of the meeting, shall have the power and duty to determine whether a Proxy Access Nominee has been nominated in accordance with the requirements of this Section 1.12 and, if not so nominated, shall direct and declare at the meeting that such Proxy Access Nominee shall not be considered.

(b) Maximum Number of Proxy Access Nominees.

(1) The Corporation shall not be required to include in the proxy statement for an annual meeting of stockholders more Proxy Access Nominees than that number of directors constituting the greater of (1) two or (2) twenty percent of the total number of directors of the Corporation on the last day on which a Nomination Notice may be submitted pursuant to this Section 1.12 (rounded down to the nearest whole number) (the "Maximum Number"). In the event that one or more vacancies for any reason occurs on the Board of Directors after the deadline set forth in Section 1.12(d) below but before the date of the annual meeting, and the Board of Directors resolves to reduce the size of the board in connection therewith, the Maximum Number shall be calculated based on the number of directors in office as so reduced. The Maximum Number for a particular annual meeting shall be reduced by (1) Proxy Access Nominees who are subsequently withdrawn, (2) Proxy Access Nominees that the Board of Directors itself decides to nominate for election at such annual meeting and (3) the number of incumbent directors of the Corporation who had been Proxy Access Nominees with respect to any of the preceding two annual meetings of stockholders and whose reelection at the upcoming annual meeting is being recommended by the Board of Directors.

(2) If the number of Proxy Access Nominees pursuant to this Section 1.12 for any annual meeting of stockholders exceeds the Maximum Number then, promptly upon notice from the Corporation, each Nominating Stockholder will select one Proxy Access Nominee for inclusion in the proxy statement until the Maximum Number is reached, going in order of the amount (largest to smallest) of the ownership position as disclosed in each Nominating Stockholder's Nomination Notice, with the process repeated if the Maximum Number is not reached after each Nominating Stockholder has selected one Proxy Access Nominee. If, after the deadline for submitting a Nomination Notice as set forth in Section 1.12(d), a Nominating Stockholder becomes ineligible or withdraws its nomination or a Proxy Access Nominee becomes unwilling to serve on the Board of Directors, whether before or after the mailing of the definitive proxy statement, then the nomination shall be disregarded, and the Corporation (1) shall not be required to include in its proxy statement or on any ballot or form of proxy the disregarded Proxy Access Nominee or any successor or replacement nominee proposed by the Nominating Stockholder or by any other Nominating Stockholder and (2) may otherwise communicate to its stockholders, including without limitation by amending or supplementing its proxy statement or ballot or form of proxy, that the Proxy Access Nominee will not be included as a

Proxy Access Nominee in the proxy statement or on any ballot or form of proxy and will not be voted on at the annual meeting.

(c) Eligibility of Nominating Stockholder.

(1) An "Eligible Holder" is a person who has either (1) been a record holder of the shares of common stock used to satisfy the eligibility requirements in this Section 1.12(c) continuously for the three-year period specified in Subsection (ii) below or (2) provides to a Secretary of the Corporation, within the time period referred to in Section 1.12(d), evidence of continuous ownership of such shares for such three-year period from one or more securities intermediaries in a form that the Board of Directors determines would be deemed acceptable for purposes of a shareholder proposal under Rule 14a-8(b)(2) under the Exchange Act (or any successor rule).

(2) An Eligible Holder or group of up to fifteen Eligible Holders may submit a nomination in accordance with this Section 1.12 only if the person or group (in the aggregate) has continuously owned at least the Minimum Number (as defined below) of shares of the Corporation's common stock throughout the three-year period preceding and including the date of submission of the Nomination Notice, and continues to own at least the Minimum Number through the date of the annual meeting. Each Eligible Holder or group of up to fifteen Eligible Holders that submits a nomination in accordance with this Section 1.12 and has satisfied, as determined by the Board of Directors, all applicable conditions and complied with all applicable procedures set forth in this Section 1.12 is a "Nominating Stockholder". A group of funds under common management and investment control shall be treated as one Eligible Holder if such Eligible Holder shall provide together with the Nomination Notice documentation reasonably satisfactory to the Corporation that demonstrates that the funds are under common management and investment control. For the avoidance of doubt, in the event of a nomination by a Nominating Stockholder that includes more than one Eligible Holder, any and all requirements and obligations for an individual Eligible Holder that are set forth in this Section 1.12, including the minimum holding period, shall apply to each individual Eligible Holder comprising the Nominating Stockholder; provided, however, that the Minimum Number shall apply to the ownership of the Nominating Stockholder in the aggregate. Should any Eligible Holder withdraw from a group of Eligible Holders constituting a Nominating Stockholder at any time prior to the annual meeting of stockholders, the Nominating Stockholder shall only be deemed to own the shares held by the remaining Eligible Holders. As used in this Section 1.12, any reference to a "group" or "group of Eligible Holders" refers to any Nominating Stockholder that consists of more than one Eligible Holder and to all the Eligible Holders that make up such Nominating Stockholder.

(3) The "Minimum Number" of shares of the Corporation's common stock means three percent of the number of outstanding shares of common stock as of the most recent date for which such amount is given in any filing by the Corporation with the Securities and Exchange Commission prior to the submission of the Nomination Notice.

(4) For purposes of this Section 1.12, an Eligible Holder "owns" only those outstanding shares of the Corporation as to which the Eligible Holder possesses both (1) the full voting and investment rights pertaining to the shares and (2) the full economic interest in (including the opportunity for profit and risk of loss on) such shares; provided that the number of shares calculated in accordance with clauses (1) and (2) shall not include any shares (A) sold by such Eligible Holder or any of its affiliates in any transaction that has not been settled or closed, (B) purchased by such Eligible Holder or any of its affiliates but the purchase has not yet been settled or closed, (C) borrowed by such Eligible Holder or any of its affiliates for any purpose or purchased by such Eligible Holder or any of its affiliates pursuant to an agreement to resell or subject to any other obligation to resell to another person, or (D) subject to any option, warrant, forward contract, swap, contract of sale, other derivative or similar agreement entered into by such Eligible Holder or any of its affiliates, whether any such instrument or agreement is to be settled with shares or with cash based on the notional amount or value of outstanding shares of the Corporation, in any such case which instrument or agreement has, or is intended to have, the purpose or effect of (x) reducing in any manner, to any extent or at any time in the future, such Eligible Holder's or any of its affiliates' full right to vote or direct the voting of any such shares, and/or (y) hedging, offsetting, or altering to any degree, gain or loss arising from the full economic ownership of such shares by such Eligible Holder or any of its affiliates.

An Eligible Holder "owns" shares held in the name of a nominee or other intermediary so long as the Eligible Holder retains the right to instruct how the shares are voted with respect to the election of directors and possesses the full economic interest in the shares. An Eligible Holder's ownership of shares shall be deemed to continue during any period in which the Eligible Holder has delegated any voting power by means of a proxy, power of attorney, or other similar instrument or arrangement that is revocable at any time by the Eligible Holder. An Eligible Holder's ownership of shares shall be deemed to continue during any period in which the Eligible Holder has loaned such shares provided that the Eligible Holder has the power to recall such loaned shares within a reasonable period of time and will recall such loaned shares as of the date of the annual meeting. The terms "owned," "owning" and other variations of the word "own" shall have correlative meanings. Whether outstanding shares of the Corporation are "owned" for these purposes shall be determined by the Board of Directors.

(5) No Eligible Holder shall be permitted to be a part of more than one group of Eligible Holders constituting a Nominating Stockholder, and if any Eligible Holder appears as a member of more than one group, such Eligible Holder shall be deemed to be a member of the group of Eligible Holders that has the largest ownership position as reflected in the Nomination Notice.

(6) Any Eligible Holder (including each Eligible Holder whose stock ownership is counted as part of a group for the purposes of qualifying as a Nominating Stockholder) whose Proxy Access Nominee is elected as a director at the annual meeting of stockholders will not be eligible to nominate or participate in the nomination of a Proxy Access Nominee for the following two annual meetings of stockholders pursuant to this Section 1.12 other than

nominating (either individually or as a part of a group constituting a Nominating Stockholder) a Proxy Access Nominee previously nominated and elected pursuant to this Section 1.12 by such Eligible Holder or a group of Eligible Holders of which such Eligible Holder was a member.

(d) Nomination Notice. To nominate a Proxy Access Nominee, the Nominating Stockholder must, no earlier than one hundred and fifty days and no later than one hundred and twenty days before the anniversary of the date that the Corporation mailed its proxy statement for the prior year's annual meeting of stockholders, submit to a Secretary of the Corporation at the principal executive office of the Corporation all of the following information and documents (collectively, the "Nomination Notice"); provided, however, that if and only if the annual meeting is scheduled for an Other Meeting Date, the Nomination Notice shall be given in the manner provided herein by the later of (1) one hundred and fifty days prior to such Other Meeting Date and (2) the tenth day following the date such Other Meeting Date is first publicly announced or disclosed:

(1) A Schedule 14N (or any successor form) relating to the Proxy Access Nominee, completed and filed with the Securities and Exchange Commission by the Nominating Stockholder as applicable, in accordance with Securities and Exchange Commission rules;

(2) A written notice of the nomination of such Proxy Access Nominee that includes the following additional information, agreements, representations and warranties by the Nominating Stockholder (including each group member):

(i) the information required with respect to the nomination of directors pursuant to Section 1.11(b) of these by-laws;

(ii) the details of any relationship that existed within the past three years and that would have been described pursuant to Item 6(e) of Schedule 14N (or any successor item) if it existed on the date of submission of the Schedule 14N;

(iii) a representation and warranty that the Nominating Stockholder did not acquire, and is not holding, securities of the Corporation for the purpose or with the effect of influencing or changing control of the Corporation;

(iv) a representation and warranty that the Proxy Access Nominee's candidacy or, if elected, Board membership would not violate applicable state or federal law or the rules of any stock exchange on which the Corporation's securities are traded;

(v) a representation and warranty that the Proxy Access Nominee:

(A) is not aware of any direct or indirect relationship the Proxy Access Nominee has with the Corporation other than those relationships that have been deemed categorically immaterial pursuant to the Corporation's Policy Regarding Director

Independence Determinations as most recently published on its website and otherwise qualifies as independent under the bright-line rules of the primary stock exchange on which the Corporation's securities are traded;

(B) is not aware of any information that would make the Proxy Access Nominee fail to meet the audit committee and compensation committee independence requirements under the rules of the primary stock exchange on which the Corporation's securities are traded;

(C) is not aware of any information that would make the Proxy Access Nominee fail to be a "non-employee director" for the purposes of Rule 16b-3 under the Exchange Act (or any successor rule);

(D) is not aware of any information that would make the Proxy Access Nominee fail to be an "outside director" for the purposes of Section 162(m) of the Internal Revenue Code (or any successor provision); and

(E) is not and has not been subject to any event specified in Rule 506(d)(1) of Regulation D (or any successor rule) under the Securities Act of 1933 or Item 401(f) of Regulation S-K (or any successor rule) under the Exchange Act, without reference to whether the event is material to an evaluation of the ability or integrity of the Proxy Access Nominee;

(vi) a representation and warranty that the Nominating Stockholder satisfies the eligibility requirements set forth in Section 1.12(c) and has provided evidence of ownership to the extent required by Section 1.12(c)(i);

(vii) a representation and warranty that the Nominating Stockholder intends to continue to satisfy the eligibility requirements described in Section 1.12(c) through the date of the annual meeting and currently intends in good faith to continue to hold the Minimum Number of shares for at least one year following the annual meeting; provided, however, that any Nominating Stockholder that is a registered open-end mutual fund under the Investment Company Act of 1940, and that seeks to replicate an index, will not violate this requirement as a result of changes to its common stock holdings in response to changes in the index or weightings of the securities in the index;

(viii) a statement detailing whether the Proxy Access Nominee is experienced in matters of risk management for purposes of Regulation YY of the Federal Reserve Board;

(ix) details of any position of the Proxy Access Nominee as an officer or director of any competitor (that is, any entity that produces products or provides services that compete with or are alternatives to the principal products produced or services provided by the Corporation or its affiliates) of the Corporation, within the three years preceding the submission of the Nomination Notice;

(x) details of any relationship between the Proxy Access Nominee and any entity that would require disclosure on Schedule 13D as if the Proxy Access Nominee was required to file a Schedule 13D with respect to the company;

(xi) details of any shares of the Corporation owned by the Proxy Access Nominee that are (A) pledged by the Proxy Access Nominee or otherwise subject to a lien, charge or other encumbrance or (B) subject to any option, warrant, forward contract, swap, contract of sale, other derivative or similar agreement entered into by such Proxy Access Nominee, whether any such instrument or agreement is to be settled with shares or with cash based on the notional amount or value of outstanding shares of the Corporation, in any such case which instrument or agreement has, or is intended to have, the purpose or effect of (x) reducing in any manner, to any extent or at any time in the future, such Proxy Access Nominee's full right to vote or direct the voting of any such shares, and/or (y) hedging, offsetting, or altering to any degree, gain or loss arising from the full economic ownership of such shares by such Proxy Access Nominee;

(xii) details of any compensatory, payment or other financial agreement, arrangement or understanding with any person or entity in connection with service or action as a director of the Corporation;

(xiii) a representation and warranty that the Nominating Stockholder will not engage in a "solicitation" within the meaning of Rule 14a-1(l) (without reference to the exception in Section 14a-(l)(2)(iv)) (or any successor rules) with respect to the annual meeting, other than with respect to its Proxy Access Nominee or any nominee of the Board of Directors;

(xiv) a representation and warranty that the Nominating Stockholder will not use any proxy card other than the Corporation's proxy card in soliciting stockholders in connection with the election of a Proxy Access Nominee at the annual meeting;

(xv) if desired, a statement for inclusion in the proxy statement in support of the Proxy Access Nominee's election to the Board of Directors, provided that such statement shall not exceed 500 words and shall fully comply with Section 14 of the Exchange Act and the rules and regulations thereunder, including Rule 14a-9; and

(xvi) in the case of a nomination by a Nominating Stockholder comprised of a group, the designation by all such Eligible Holders of one Eligible Holder that is authorized to act on behalf of the Nominating Stockholder with respect to matters relating to the nomination, including withdrawal of the nomination;

(3) An executed agreement, in a form deemed satisfactory by the Board of Directors, pursuant to which the Nominating Stockholder (including in the case of a group, each Eligible Holder in that group) agrees:

(i) to comply with all applicable laws, rules and regulations in connection with the nomination, solicitation and election;

(ii) to file any written solicitation or other communication with the Corporation's stockholders relating to one or more of the Corporation's directors or director nominees or any Proxy Access Nominee with the Securities and Exchange Commission, regardless of whether any such filing is required under rule or regulation or whether any exemption from filing is available for such materials under any rule or regulation;

(iii) to assume all liability stemming from an action, suit or proceeding concerning any actual or alleged legal or regulatory violation arising out of any communication by the Nominating Stockholder with the Corporation, its stockholders or any other person in connection with the nomination or election of directors, including, without limitation, the Nomination Notice;

(iv) to indemnify and hold harmless (jointly with all other Eligible Holders, in the case of a group of Eligible Holders) the Corporation and each of its directors, officers and employees individually against any liability, loss, damages, expenses or other costs (including attorneys' fees) incurred in connection with any threatened or pending action, suit or proceeding, whether legal, administrative or investigative, against the Corporation or any of its directors, officers or employees arising out of or relating to a failure or alleged failure of the Nominating Stockholder to comply with, or any breach or alleged breach of, its obligations, agreements or representations under this Section 1.12;

(v) in the event that any information included in the Nomination Notice, or any other communication by the Nominating Stockholder (including with respect to any Eligible Holder included in a group), with the Corporation, its stockholders or any other person in connection with the nomination or election ceases to be true and accurate in all material respects (or due to a subsequent development omits a material fact necessary to make the statements made not misleading), or that the Nominating Stockholder (including any Eligible Holder included in a group) has failed to continue to satisfy the eligibility requirements described in Section 1.12(c), to promptly (and in any event within 48 hours of discovering such misstatement or omission) notify the Corporation and any other recipient of such communication of the misstatement or omission in such previously provided information and of the information that is required to correct the misstatement or omission; and

(4) An executed agreement, in a form deemed satisfactory by the Board of Directors, by the Proxy Access Nominee:

(i) to provide to the Corporation such other information, including completion of the Corporation's director questionnaire, as it may reasonably request;

(ii) that the Proxy Access Nominee has read and agrees, if elected, to serve as a member of the Board of Directors, to adhere to the Corporation's Corporate Governance Guidelines and Code of Business Conduct and Ethics and any other Corporation policies and guidelines applicable to directors; and

(iii) that the Proxy Access Nominee is not and will not become a party to any agreement, arrangement or understanding with any person or entity as to how the Proxy Access Nominee would vote or act on any issue or question as a director.

The information and documents required by this Section 1.12(d) shall be (A) provided with respect to and executed by each Eligible Holder or, in the case of a Nominating Stockholder comprised of a group of Eligible Holders, each Eligible Holder in that group; and (B) provided with respect to the persons specified in Instruction 1 to Items 6(c) and (d) of Schedule 14N (or any successor item) in the case of a Nominating Stockholder or Eligible Holder that is an entity. The Nomination Notice shall be deemed submitted on the date on which all the information and documents referred to in this Section 1.12(d) (other than such information and documents contemplated to be provided after the date the Nomination Notice is provided) have been delivered to or, if sent by mail, received by a Secretary of the Corporation.

(e) <u>Exceptions</u>.

(1) Notwithstanding anything to the contrary contained in this Section 1.12, the Corporation may omit from its proxy statement any Proxy Access Nominee and any information concerning such Proxy Access Nominee (including a Nominating Stockholder's statement in support) and no vote on such Proxy Access Nominee will occur (notwithstanding that proxies in respect of such vote may have been received by the Corporation), and the Nominating Stockholder may not, after the last day on which a Nomination Notice would be timely, cure in any way any defect preventing the nomination of the Proxy Access Nominee, if:

(i) the Corporation receives a notice pursuant to Section 1.11(b) of these by-laws that any stockholder intends to nominate a candidate for director at the annual meeting;

(ii) if another person is engaging in a "solicitation" within the meaning of Rule 14a-1(l) under the Exchange Act in support of the election of any individual as a director at the applicable annual meeting of stockholders other than a nominee of the Board of Directors and other than as permitted by this Section 1.12;

(iii) the Nominating Stockholder or the designated Eligible Holder that is authorized to act on behalf of the Nominating Stockholder, as applicable, or any qualified representative thereof, does not appear at the annual meeting of stockholders to present the nomination submitted pursuant to this Section 1.12 or the Nominating Stockholder withdraws its nomination;

(iv) the Board of Directors determines that such Proxy Access Nominee's nomination or election to the Board of Directors would result in the Corporation violating or failing to be in compliance with the Corporation's by-laws or certificate of incorporation or any applicable law, rule or regulation to which the Corporation is subject, including any rules or regulations of any stock exchange on which the Corporation's securities are traded;

(v) the Proxy Access Nominee was nominated for election to the Board of Directors pursuant to this Section 1.12 at one of the Corporation's two preceding annual meetings of stockholders and either (A) withdrew or became ineligible or (B) received a vote of less than twenty percent of the shares of common stock entitled to vote for such Proxy Access Nominee;

(vi) the Proxy Access Nominee (A) is an officer or director of a competitor, as defined for purposes of Section 8 of the Clayton Antitrust Act of 1914, as amended or (B) is a director, trustee, officer or employee with management functions for any depository institution, depository institution holding company or entity that has been designated as a Systemically Important Financial Institution, each as defined in the Depository Institution Management Interlocks Act, provided, however, that this clause (B) shall apply only so long as the Corporation is subject to compliance with Section 164 of the Dodd-Frank Wall Street Reform and Consumer Protection Act; or

(vii) the Corporation is notified, or the Board of Directors determines, that a Nominating Stockholder has failed to continue to satisfy the eligibility requirements described in Section 1.12(c), any of the representations and warranties made in the Nomination Notice ceases to be true and accurate in all material respects (or omits a material fact necessary to make the statement not misleading), the Proxy Access Nominee becomes unwilling or unable to serve on the Board of Directors or any material violation or breach occurs of the obligations, agreements, representations or warranties of the Nominating Stockholder or the Proxy Access Nominee under this Section 1.12.

(2) Notwithstanding anything to the contrary contained in this Section 1.12, the Corporation may omit from its proxy statement, or may supplement or correct, any information, including all or any portion of the statement in support of the Proxy Access Nominee included in the Nomination Notice, if the Board of Directors determines that:

(i) such information is not true in all material respects or omits a material statement necessary to make the statements made not misleading;

(ii) such information directly or indirectly impugns character, integrity or personal reputation of, or directly or indirectly makes charges concerning improper, illegal or immoral conduct or associations, without factual foundation, with respect to any person; or

(iii) the inclusion of such information in the proxy statement would otherwise violate the Securities and Exchange Commission proxy rules or any other applicable law, rule or regulation.

ARTICLE II

Board of Directors

Section 2.1 Powers; Number; Qualifications. The business and affairs of the Corporation shall be managed by or under the direction of the Board of Directors, except as may be otherwise required by law or provided in the certificate of incorporation. The number of directors of the Corporation shall be fixed only by resolution of the Board of Directors from time to time. If the holders of any class or classes of stock or series thereof are entitled by the certificate of incorporation to elect one or more directors, the preceding sentence shall not apply to such directors and the number of such directors shall be as provided in the terms of such stock. Directors need not be stockholders at the time of election or appointment.

Section 2.2 Election; Term of Office; Vacancies. Directors elected at each annual or special meeting of stockholders shall hold office until the next annual meeting of stockholders, and until their successors are elected and qualified or until their earlier resignation or removal. Each director shall be elected by a majority of the votes cast for or against the director at any meeting for the election of directors, provided that if the number of director nominees exceeds the number of directors to be elected, the directors shall be elected by a plurality of the votes of the shares present in person or represented by proxy at any such meeting and entitled to vote on the election of directors. If an incumbent director is nominated at an annual meeting of stockholders but is not elected, the director shall immediately tender his or her resignation to the Board of Directors. Vacancies and newly created directorships resulting from any increase in the authorized number of directors (other than any directors elected in the manner described in the next sentence) or from any other cause shall be filled by, and only by, a majority of the directors then in office, although less than a quorum, or by the sole remaining director. Whenever the holders of any class or classes of stock or series thereof are entitled by the certificate of incorporation to elect one or more directors, vacancies and newly created directorships of such class or classes or series may be filled by, and only by, a majority of the directors elected by such class or classes or series then in office, or by the sole remaining director so elected. Any director elected or appointed to fill a vacancy or a newly created directorship shall hold office until the next annual meeting of stockholders, and until his or her successor is elected and qualified or until his or her earlier resignation or removal.

Section 2.3 Regular Meetings. Regular meetings of the Board of Directors may be held at such places within or without the State of Delaware and at such times as the Board may from time to time determine, and if so determined notice thereof need not be given.

Section 2.4 Special Meetings. Special meetings of the Board of Directors may be held at any time or place within or without the State of Delaware whenever called by the Board, by a Chairman of the Board, if any, by a Vice Chairman of the Board, if any, by a Chairperson of the Corporate Governance and Nominating Committee, if any, by a Lead Director, if any, by a Chief Executive Officer, if any, by a President, if any, by a Chief Operating Officer, if any, or by any two directors. Reasonable notice thereof shall be given by the person or persons calling the meeting.

Section 2.5 Participation in Meetings by Remote Communication Permitted. Unless otherwise restricted by the certificate of incorporation or these by-laws, members of the Board of Directors, or any committee designated by the Board, may participate in a meeting of the Board or of such committee, as the case may be, by means of conference telephone, video or similar communications equipment by means of which all persons participating in the meeting can hear each other, and participation in a meeting pursuant to this by-law shall constitute presence in person at such meeting.

Section 2.6 Quorum; Vote Required for Action. At each meeting of the Board of Directors, a majority of the number of directors equal to (i) the total number of directors fixed by resolution of the board of directors (including any vacancies) plus (ii) the number of directors elected by a holder or holders of Preferred Stock voting separately as a class, as described in the fourth paragraph of Article EIGHTH of the certificate of incorporation (including any vacancies), shall constitute a quorum for the transaction of business. The vote of a majority of the directors present at a meeting at which a quorum is present shall be the act of the Board unless the certificate of incorporation or these by-laws shall require a vote of a greater number. In case at any meeting of the Board a quorum shall not be present, the members or a majority of the members of the Board present may adjourn the meeting from time to time until a quorum shall be present.

Section 2.7 Organization. Meetings of the Board of Directors shall be presided over by a Chairman of the Board, if any, or in the absence of a Chairman of the Board, by a Lead Director, if any, or in the absence of a Lead Director, by a Vice Chairman of the Board, if any, or in the absence of a Vice Chairman of the Board, by a Chief Executive Officer, or in the absence of a Chief Executive Officer, by a President, or in the absence of a President, by a Chief Operating Officer, or in the absence of a Chief Operating Officer, by a chairman chosen at the meeting. A Secretary, or in the absence of a Secretary an Assistant Secretary, shall act as secretary of the meeting, but in the absence of a Secretary and any Assistant Secretary the chairman of the meeting may appoint any person to act as secretary of the meeting.

Section 2.8 Action by Directors Without a Meeting. Unless otherwise restricted by the certificate of incorporation or these by-laws, any action required or permitted to be taken at any meeting of the Board of Directors, or of any committee thereof, may be taken without a meeting if all members of the Board or of such committee, as the case may be, then in office consent thereto in writing, and the writing or writings are filed with the minutes of proceedings of the Board or committee.

Section 2.9 Compensation of Directors. Unless otherwise restricted by the certificate of incorporation or these by-laws, the Board of Directors shall have the authority to fix the compensation of directors.

Section 2.10 Director Resignation and Removal. (a) Any director may resign at any time upon written notice to the Board of Directors or to a Chairman of the Board, a Lead Director, a Chairperson of the Corporate Governance and Nominating Committee or a Secretary. Such resignation shall take effect at the time specified therein and, unless otherwise specified therein (and except for a resignation described in subsection (b) below), no acceptance of such resignation shall be necessary to make it effective. No director may be removed except as provided in the certificate of incorporation.

(b) In the case of a resignation required to be tendered under Section 2.2 of these by-laws, the Board of Directors will determine, through a process managed by the Corporate Governance and Nominating Committee and excluding the incumbent director in question, whether to accept the resignation at or before its next regularly scheduled Board meeting after the date of the meeting for the election of directors. Absent a significant reason for the director to remain on the Board of Directors, the Board shall accept the resignation. The Board's decision and an explanation of any determination not to accept the director's resignation shall be disclosed promptly in a Form 8-K filed with the United States Securities and Exchange Commission.

ARTICLE III

Committees

Section 3.1 Committees. The Board of Directors may designate one or more committees, each committee to consist of one or more of the directors of the Corporation. The Board may designate one or more directors as alternate members of any committee, who may replace any absent or disqualified member at any meeting of the committee. In the absence or disqualification of a member of a committee, the member or members thereof present at any meeting and not disqualified from voting, whether or not such member or members constitute a quorum, may unanimously appoint another member of the Board to act at the meeting in the place of any such absent or disqualified member. Any such committee, to the extent provided in the resolution of the Board of Directors or in these by-laws, shall have and may exercise all the powers and authority of the Board of Directors in the management of the business and affairs of the Corporation, and may authorize the seal of the Corporation to be affixed to all papers which may require it; but no such committee shall have the power or authority in reference to the following matters: (i) approving or adopting, or recommending to the stockholders, any action or matter expressly required by law to be submitted to stockholders for approval or (ii) adopting, amending or repealing these by-laws.

Section 3.2 Committee Rules. Unless the Board of Directors otherwise provides, each committee designated by the Board may adopt, amend and repeal rules for the conduct of its business. In the absence of a provision by the Board or a provision in the rules of such committee to the contrary, a majority of the entire authorized number of members of such committee shall constitute a quorum for the transaction of business, the vote of a majority of the members present at a meeting at the time of such vote if a quorum is then present shall be the act of such committee, and in other respects each committee shall conduct its business in the same manner as the Board conducts its business pursuant to Article II of these by-laws.

ARTICLE IV

Officers

Section 4.1 Officers; Election or Appointment. The Board of Directors shall take such action as may be necessary from time to time to ensure that the Corporation has such officers as are necessary, under Section 5.1 of these by-laws and the Delaware General Corporation Law as currently in effect or as the same may hereafter be amended, to enable it to sign stock certificates. In addition, the Board of Directors at any time and from time to time may elect (i) one or more Chairmen of the Board and/or one or more Vice Chairmen of the Board from among its members, (ii) one or more Chief Executive Officers, one or more Presidents and/or one or more Chief Operating Officers, (iii) one or more Vice Presidents, one or more Treasurers and/or one or more Secretaries and/or (iv) one or more other officers, in the case of each of (i), (ii), (iii) and (iv) if and to the extent the Board deems desirable. The Board of Directors may give any officer such further designations or alternate titles as it considers desirable. In addition, the Board of Directors at any time and from time to time may authorize any officer of the Corporation to appoint one or more officers of the kind described in clauses (iii) and (iv) above. Any number of offices may be held by the same person and directors may hold any office unless the certificate of incorporation or these by-laws otherwise provide.

Section 4.2 Term of Office; Resignation; Removal; Vacancies. Unless otherwise provided in the resolution of the Board of Directors electing or authorizing the appointment of any officer, each officer shall hold office until his or her successor is elected or appointed and qualified or until his or her earlier resignation or removal. Any officer may resign at any time upon written notice to the Board or to such person or persons as the Board may designate. Such resignation shall take effect at the time specified therein, and unless otherwise specified therein no acceptance of such resignation shall be necessary to make it effective. The Board may remove any officer with or without cause at any time. Any officer authorized by the Board to appoint a person to hold an office of the Corporation may also remove such person from such office with or without cause at any time, unless otherwise provided in the resolution of the Board providing such authorization. Any such removal shall be without prejudice to the contractual rights of such officer, if any, with the Corporation, but the election or appointment of an officer shall not of itself create contractual rights. Any vacancy occurring in any office of the Corporation by death, resignation, removal or otherwise may be filled by the Board at any regular or special meeting or by an officer authorized by the Board to appoint a person to hold such office.

Section 4.3 Powers and Duties. The officers of the Corporation shall have such powers and duties in the management of the Corporation as shall be stated in these by-laws or in a resolution of the Board of Directors which is not inconsistent with these by-laws and, to the extent not so stated, as generally pertain to their respective offices, subject to the control of the Board. A Secretary or such other officer appointed to do so by the Board shall have the duty to record the proceedings of the meetings of the stockholders, the Board of Directors and any committees in a book to be kept for that purpose. The Board may require any officer, agent or employee to give security for the faithful performance of his or her duties.

ARTICLE V

Stock

Section 5.1 Certificates; Uncertificated Shares. The shares of stock in the Corporation shall be represented by certificates, provided that the Board of Directors of the Corporation may provide by resolution or resolutions that some or all of any or all classes or series of its stock shall be uncertificated shares. Any such resolution shall not apply to any such shares represented by a certificate theretofore issued until such certificate is surrendered to the Corporation. Every holder of stock represented by certificates shall be entitled to have a certificate signed by or in the name of the Corporation by a Chairman or Vice Chairman of the Board or a President or Vice President, and by a Treasurer, Assistant Treasurer, Secretary or Assistant Secretary, representing the number of shares of stock in the Corporation owned by such holder. If such certificate is manually signed by one officer or manually countersigned by a transfer agent or by a registrar, any other signature on the certificate may be a facsimile. In case any officer, transfer agent or registrar who has signed or whose facsimile signature has been placed upon a certificate shall have ceased to be such officer, transfer agent or registrar before such certificate is issued, it may be issued by the Corporation with the same effect as if such person were such officer, transfer agent or registrar at the date of issue. Certificates representing shares of stock of the Corporation may bear such legends regarding restrictions on transfer or other matters as any officer or officers of the Corporation may determine to be appropriate and lawful.

If the Corporation is authorized to issue more than one class of stock or more than one series of any class, the powers, designations, preferences and relative, participating, optional or other special rights of each class of stock or series thereof and the qualifications or restrictions of such preferences and/or rights shall be set forth in full or summarized on the face or back of the certificate which the Corporation shall issue to represent such class or series of stock, provided that, except as otherwise required by law, in lieu of the foregoing requirements, there may be set forth on the face or back of the certificate which the Corporation shall issue to represent such class or series of stock a statement that the Corporation will furnish without charge to each stockholder who so requests the powers, designations, preferences and relative, participating, optional or other special rights of such class or series of stock and the qualifications, limitations or restrictions of such preferences and/or rights. Within a reasonable time after the issuance or transfer of uncertificated shares of any class or series of stock, the Corporation shall send to the registered owner thereof a written notice containing the information required by law to be set forth or stated on certificates representing shares of such class or series or a statement that the Corporation will furnish without charge to each stockholder who so requests the powers, designations, preferences and relative, participating, optional or other special rights of such class or series and the qualifications, limitations or restrictions of such preferences and/or rights.

Except as otherwise provided by law or these by-laws, the rights and obligations of the holders of uncertificated shares and the rights and obligations of the holders of certificates representing stock of the same class and series shall be identical.

Section 5.2 Lost, Stolen or Destroyed Stock Certificates; Issuance of New Certificates. The Corporation may issue a new certificate of stock in the place of any certificate theretofore issued by it, alleged to have been lost, stolen or destroyed, and the Corporation may require the owner of the lost, stolen or destroyed certificate, or such owner's legal representative, to give the Corporation a bond sufficient to indemnify it against any claim that may be made against it on account of the alleged loss, theft or destruction of any such certificate or the issuance of such new certificate.

ARTICLE VI

Miscellaneous

Section 6.1 Fiscal Year. The fiscal year of the Corporation shall be determined by the Board of Directors.

Section 6.2 Seal. The Corporation may have a corporate seal which shall have the name of the Corporation inscribed thereon and shall be in such form as may be approved from time to time by the Board of Directors. The corporate seal may be used by causing it or a facsimile thereof to be impressed or affixed or in any other manner reproduced.

Section 6.3 Waiver of Notice of Meetings of Stockholders, Directors and Committees. Whenever notice is required to be given by law or under any provision of the certificate of incorporation or these by-laws, a written waiver thereof, signed by the person entitled to notice, whether before or after the time stated therein, shall be deemed equivalent to notice. Attendance of a person at a meeting shall constitute a waiver of notice of such meeting, except when the person attends a meeting for the express purpose of objecting, at the beginning of the meeting, to the transaction of any business because the meeting is not lawfully called or convened. Neither the business to be transacted at, nor the purpose of, any regular or special meeting of the stockholders, directors or members of a committee of directors need be specified in any written waiver of notice unless so required by the certificate of incorporation or these by-laws.

Section 6.4 Indemnification. The Corporation shall indemnify to the full extent permitted by law any person made or threatened to be made a party to any action, suit or proceeding, whether civil, criminal, administrative or investigative, by reason of the fact that such person or such person's testator or intestate is or was a member of the Board of Directors of the Corporation, an officer of the Corporation appointed by resolution of the Board of Directors, or a member of the Shareholders' Committee acting pursuant to the Amended and Restated Shareholders' Agreement, dated as of May 7, 1999, among the Corporation and the Covered Persons listed on Appendix A thereto, as amended from time to time. Expenses, including attorneys' fees, incurred by any such person in defending any such action, suit or proceeding shall be paid or reimbursed by the Corporation promptly upon demand by such person and, if any such demand is made in advance of the final disposition of any such action, suit or proceeding, promptly upon receipt by the Corporation of an undertaking of such person to repay such expenses if it shall ultimately be determined that such person is not entitled to be indemnified by the Corporation. The rights provided to any person by this by-law shall be enforceable against the Corporation by such person, who shall be presumed to have relied upon it in serving or continuing to serve in such capacity. In addition, the rights provided to any person by this by-law shall survive the termination of such person as any such member or officer. No amendment of this by-law shall impair the rights of any person arising at any time with respect to events occurring prior to such amendment.

Notwithstanding anything contained in this Section 6.4, except for proceedings to enforce rights provided in this Section 6.4, the Corporation shall not be obligated under this Section 6.4 to provide any indemnification or any payment or reimbursement of expenses to any person in connection with a proceeding (or part thereof) initiated by such person (which shall not include counterclaims or crossclaims initiated by others) unless the Board of Directors has authorized or consented to such proceeding (or part thereof) in a resolution adopted by the Board of Directors.

To the extent authorized from time to time in a resolution adopted by the Board of Directors (including a resolution authorizing officers of the Corporation to grant such rights), the Corporation may provide to any one or more persons, including without limitation any employee or other agent of the Corporation, or any director, officer, employee, agent, trustee, member, stockholder, partner, incorporator or liquidator of any subsidiary of the Corporation or any other enterprise, rights of indemnification and/or to receive payment or reimbursement of expenses, including attorneys' fees, with any such rights subject to the terms, conditions and limitations established pursuant to the Board resolution. Nothing in this Section 6.4 shall limit the power of the Corporation or the Board of Directors to provide rights of indemnification and to make payment and reimbursement of expenses, including attorneys' fees, to any person otherwise than pursuant to this Section 6.4.

Section 6.5 Interested Directors; Quorum. No contract or transaction between the Corporation and one or more of its directors or officers, or between the Corporation and any other corporation, partnership, limited liability company, joint venture, trust, association or other unincorporated organization or other entity in which one or more of its directors or officers serve as directors, officers, trustees or in a similar capacity or have a financial interest, shall be void or voidable solely for this reason, or solely because the director or officer is present at or participates in the meeting of the Board of Directors or committee thereof which authorizes the contract or transaction, or solely because his or her or their votes are counted for such purpose, if: (i) the material facts as to his or her relationship or interest and as to the contract or transaction are disclosed or are known to the Board or the committee, and the Board or committee in good faith authorizes the contract or transaction by the affirmative votes of a majority of the disinterested directors, even though the disinterested directors be less than a quorum; (ii) the material facts as to his or her relationship or interest and as to the contract or transaction are disclosed or are known to the stockholders entitled to vote thereon, and the contract or transaction is specifically approved in good faith by a vote of the stockholders; or (iii) the contract or transaction is fair as to the Corporation as of the time it is authorized, approved or ratified, by the Board, a committee thereof or the stockholders. Common or interested directors may be counted in determining the presence of a quorum at a meeting of the Board of Directors or of a committee which authorizes the contract or transaction.

Section 6.6 Form of Records. Any records maintained by the Corporation in the regular course of its business, including its stock ledger, books of account and minute books, may be kept on, or be in the form of, punch cards, magnetic tape, photographs, microphotographs or any other information storage device, provided that the records so kept can be converted into clearly legible form within a reasonable time. The Corporation shall so convert any records so kept upon the request of any person entitled to inspect the same.

Section 6.7 Laws and Regulations; Close of Business. (a) For purposes of these by-laws, any reference to a statute, rule or regulation of any governmental body means such statute, rule or regulation (including any successor thereto) as the same may be amended from time to time.

(b) Any reference in these by-laws to the close of business on any day shall be deemed to mean 5:00 P.M. New York time on such day, whether or not such day is a business day.

Section 6.8 Amendment of By-Laws. These by-laws may be amended, modified or repealed, and new by-laws may be adopted at any time, by the Board of Directors. Stockholders of the Corporation may adopt additional by-laws and amend, modify or repeal any by-law whether or not adopted by them, but only in accordance with Article SIXTH of the certificate of incorporation.